UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

Amendment #1

X    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES    EXCHANGE ACT OF 1934

OR

___   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934 For the fiscal year ended______________________

OR

___   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from __________ to _______________

Commission file number:  000-51016

Exeter Resource Corporation

(Exact name of Registrant as specified in its charter)

British Columbia

(Jurisdiction of incorporation or organization)

Suite 301, 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                    Name of each exchange on which registered

N/A                                   N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, No Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

 8,512,837

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been

subject to such filing requirements for the past 90 days.   __ Yes     __  No   N/A X

Indicate by check mark which financial statement item the registrant has elected to follow.

x Item 17    _ Item 18

Index to Exhibits on Page 71

Exeter Resource Corporation

Form 20-F Registration Statement

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by

Hectares	Acres	2.471
Meters (m)	Feet (ft)	3.281
Kilometers (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne (g/t)	Ounces (troy/ton)	0.029

GLOSSARY OF MINING TERMS

S.E.C Industry Guide	National Instrument 43-101

Reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The United States Securities and Exchange Commission requires a final or full Feasibility Study to support either Proven or Probable Reserves and does not recognize other classifications of mineralized deposits.

Mineral Reserve: The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven (Measured) Reserves: Reserves for which a quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and measurement are spaced so closely and the geologic character is so well defined that size, share, depth, and mineral content of reserves are well established.

Proven Mineral Reserve: The economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable (Indicated) Reserves: For which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced.  The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Probable Mineral Reserve: The economically mineable part of an indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Alteration – any change in the mineral composition of a rock brought about by physical or chemical means.

Andesite - A dark-colored, fine-grained extrusive rock that, when porphyritic, contains phenocrysts composed primarily of zoned sodic plagioclase and one or more of the mafic minerals.

Argulite - A variety of asphaltic sandstone.

Assaying - laboratory examination that determines the content or proportion of a specific metal (ie:silver) contained within a sample.  Technique usually involves firing/smelting.

Breccia - A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

Bulk Sample – A collection of representative mineralized material whose location, geologic character and metal assay content can be determined and then used for metallurgical or geotechnical testing purposes.

Channel Sampling – cutting a groove in a rock face or outcrop to obtain material for sampling.

Chip Sampling - Taking of small pieces rock with a pick along a line, or at random, from the width or face of an exposure or outcrop for exploration sampling.

Clastic - Fragments of minerals and rocks that have been moved individually from their places of origin.

Cut-off grade - the lowest grade of mineralized material that qualifies as reserve in a deposit.  ie: contributing material of the lowest assay that is included in a reserve estimate.

Diorite - An intrusive igneous rock.

Diamond Drilling – a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Dip – the angle that a structural surface, a bedding or fault plan, makes with the horizontal, measured perpendicular to the strike of the structure.

Disseminated – where minerals occur as scattered particles in the rock.

Epithermal – low temperature hydrothermal process or product.

Exploration – work involved in searching for ore, usually by drilling or driving a drift.

Fault – a fracture or break in rock along which there has been movement.

Feasibility – is a definitive study of the viability of a mineral project by a qualified professional which defines: (1) mining methods, pit configuration, mine scheduling, mine equipment and all related costing, (2) method of mineral processing and all related plant, equipment and costing, (3) necessary determination of all infrastructure required and relevant costs and (4) all requirements of government and markets for mine operation. A definitive financial analysis of the mineral project taking into consideration all relevant factors which will establish the presence of a Mineral Reserve and the details of its economic viability.

Felsic – an adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and sodium.

Grade – The metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Hydrothermal – the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Intrusion; Intrusive – molten rock that is intruded (injected) into spaces that are created by a combination of melting and displacement.

Magnetometer – An instrument for detecting and measuring changes in the Earth's magnetic field, including those in different rock formations which may indicate the presence of specific minerals.

Metallurgy – the study of the extractive processes which produce minerals from their host rocks.

Metallurgical Tests - are scientific examinations of rock/material to determine the optimum extraction of metal contained.  Core samples from diamond drill holes are used as representative samples of the mineralization for this testwork.

Mineral – a naturally formed chemical element or compound having a definitive chemical composition and, usually a characteristic crystal form.

Mineralization – a natural concentration in rocks or soil of one or more metalliferous minerals.

Net Smelter Return Royalty/ NSR Royalty – A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Open Pit – a mining method whereby the mineral reserves are accessed from surface by the successive removal of layers of material usually creating a large pit at the surface of the earth.

Outcrop - The part of a rock formation that appears at the surface of the ground.

Oxide - A compound of oxygen with another element.

Phyllic Alteration - Hydrothermal alteration common in porphyry base-metal systems.

Porphyry - Any igneous rock in which relatively large crystals are set in a fine-grained matrix of rock.

Pyroclastic - Produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent. Applied to the rocks and rock layers as well as to the textures so formed.

Quartz – crystalline silica; often forming veins in fractures and faults within older rocks.

Resource – a concentration of mineral material in such form and amount that economic extraction of a commodity from the concentration is currently or potentially feasible.  Locations, grade, quality or quantity are estimated from specific geologic evidence.

Rhyolite - A group of extrusive igneous rocks, typically porphyritic and commonly exhibiting flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass; also, any rock in that group; the extrusive equivalent of granite.

Sampling – Taking a sample of rock or material in order to test and assay its mineral composition.

Sedimentary - Formed by the deposition of sediment or pertaining to the process of sedimentation.

Shear zone - a zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Silification – the in situ alteration of a rock, which involves an increase in the proportion of silica minerals.

Tuff - A general term for all consolidated pyroclastic rocks.

Stockwork - A mineral deposit consisting of a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can potentially be mined.

Vein – a thin, sheet-like, crosscutting body of hydrothermal mineralization, principally quartz.

Volcanics – those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth’s surface before solidifying.

Part I

Item 1.  Identity of Officers and Directors

Table No. 1

Company Directors and Officers

Name	Position	Business Address
Bryce Roxburgh	President/CEO and Director	Suite 701, 121 Walker Street North Sydney, NSW AUSTRALIA 2060

Yale Simpson	Chairman and Director	Suite 301, 700 West Pender Street Vancouver, B.C. CANADA V6C 1G8

Michael McPhie	Director	Suite 301, 700 West Pender Street Vancouver, B.C. CANADA V6C 1G8

Paul McNeill	Director	Suite 950, 1055 West Georgia Street Vancouver, B.C. CANADA V6E 3P3

Douglas Scheving	Director	Suite 2103, 808 Nelson Street Vancouver, B.C. Canada V6Z 2H2

David W.Y. Simpson	Chief Financial Officer	Suite 301, 700 West Pender Street Vancouver, B.C. Canada V6C 1G8

Robert Hartley	Vice-President, Exploration	Martin Zapareta 445 Cuidad, Mendoza, ARGENTINA 5500

Susan McLeod	Corporate Secretary	Suite 301, 700 West Pender Street Vancouver, B.C. CANADA V6C 1G8

The Company’s auditor for the last 5 years is Jones, Richards & Company, Certified General Accountants, 900 – 1200 Burrard Street, Vancouver, British Columbia, Canada, V6Z 2C7.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

As used within this Registration Statement, the terms “Exeter”, “the Company”, “Issuer” and “Registrant” refer collectively to Exeter Resource Corporation, its predecessors, subsidiaries and affiliates.

SELECTED FINANCIAL DATA

The selected financial data of the Company for the years Ended December 31, 2003, December 31, 2002, and December 31, 2001 have been derived from the financial statements of the Company, which have been audited by Jones, Richards & Company, Certified General Accountants, as indicated in its audit report which is included elsewhere in this Registration Statement. The selected financial data set forth for the years ended December 31, 2002 and 2001 are derived from the Company’s audited financial statements, not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends on its common shares since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in a footnote to the financial statements.

Table No. 2

Selected Financial Data

(CDN$ in 000, except per share data)

	9 Months	9 Months	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	9/30/04	9/30/03	12/31/03	12/31/02	12/31/01	12/31/00	12/31/99

Revenue from Operations	$0	$0	$0	$0	$0	$0	$0
Interest Income	$38	$1	$2	$0	$0	$0	$0
Net Income (Loss)	($854)	($128)	($385)	($460)	($380)	($973)	($808)
Net Income (Loss) Per Share	($0.06)	($0.02)	($0.09)	($0.38)	($0.32)	($0.81)	($0.80)
Dividends Per Share	$0	$0	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	13,083	3,899	4,505	1,200	1,200	1,200	974
Working Capital	$1,977	$50	$3,382	($126)	($43)	$720	($28)
Mineral Properties	$2,797	$867	$971	$0	$0	$0	$2,388
Long-Term Debt	$0	$0	$0	$0	$0	$0	$0
Shareholders’ Equity	$4,899	$931	$4,381	($87)	$347	$728	$1,701
Total Assets	$5,003	$963	$4,521	$61	$407	$869	$2,433
US GAAP Net Loss	($2,680)	($996)	($1,356)	($460)	($380)	($126)	N/A
US GAAP Loss Per Share	($0.19)	($0.26)	($0.30)	($0.38)	($0.32)	($0.11)	N/A
US GAAP Wtg. Avg. Shares	13,083	3,899	4,505	1,200	1,200	1,200	N/A
US GAAP Equity	$2,101	$63	($3,410)	($87)	$347	($126)	N/A
US GAAP Total Assets	$2,205	$95	$3,550	$61	$407	$869	N/A
US GAAP Mineral Properties	$0	$0	$0	$0	$0	$0	N/A

* All per share figures have been adjusted for a 1 for 10 reverse split effective October 10, 2002.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 3 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent calendar periods ended December 31st, the average rates for the period, and the range of high and low rates for the period. Table No. 3 also sets forth the rate of exchange for the Canadian Dollar at the end of the six most recent months, and the range of high and low rates for these periods.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 3

Canadian Dollar/US Dollar

	Average	High	Low	Close

Year Ended 12/31/04	$1.28	$1.40	$1.18	$1.20
Year Ended 12/31/03	$1.39	$1.58	$1.29	$1.29
Year Ended 12/31/02	$1.57	$1.61	$1.51	$1.52
Year Ended 12/31/01	$1.55	$1.60	$1.49	$1.59
Year Ended 12/31/00	$1.48	$1.56	$1.44	$1.50

Three Months Ended 12/30/04	$1.20	$1.27	$1.18	$1.20
Three Months Ended 9/30/04	$1.30	$1.34	$1.26	$1.26
Three Months Ended 6/30/04	$1.36	$1.40	$1.31	$1.34
Three Months Ended 3/31/04	$1.33	$1.35	$1.27	$1.31
Three Months Ended 12/31/03	$1.30	$1.35	$1.29	$1.29
Three Months Ended 9/30/03	$1.38	$1.41	$1.34	$1.35
Three Months Ended 6/30/03	$1.39	$1.48	$1.33	$1.36
Three Months Ended 3/31/03	$1.50	$1.58	$1.47	$1.47
Three Months Ended 12/31/02	$1.57	$1.59	$1.55	$1.58
Three Months Ended 9/30/02	$1.58	$1.60	$1.51	$1.59
Three Months Ended 6/30/02	$1.54	$1.60	$1.51	$1.52
Three Months Ended 3/31/02	$1.60	$1.61	$1.58	$1.60

December 2004		$1.24	$1.19	$1.20
November 2004		$1.23	$1.18	$1.19
October 2004		$1.27	$1.22	$1.22
September 2004		$1.31	$1.26	$1.26
August 2004		$1.33	$1.30	$1.32
July 2004		$1.34	$1.31	$1.33

The exchange rate was $1.22 on January 18, 2004.

Forward Looking Statements

Certain statements in this document constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: the risks associated with outstanding litigation, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant’s common share price and volume; and tax consequences to U.S. Shareholders.

Statement of Capitalization and Indebtedness

Table No. 4

Statement of Capitalization and Indebtedness

Designation of Security	Amount Authorized	Amount Outstanding as of December 31, 2004

Common Shares	100,000,000	15,356,387 shares
Common Share Purchase Warrants	No Limit Authorized	5,154,150 warrants
Common Share Options	3,067,917	2,714,750 options
Debt Obligations:		None
Guaranteed Debt		None
Unguaranteed Debt		None
Secured Debt		None
Unsecured Debt		None

Risk Factors

An investment in the Common Shares of the Company must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of its non producing mineral properties. In particular, the following risk factors apply:

Risks Associated with the Company’s Operations and Mineral Exploration

The Company is Involved in the Resource Industry which is Highly Speculative and has Certain Inherent Exploration Risks which Could have an Negative Effect on the Company’s Operations

Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production.  The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

The Company Has No Known Reserves and No Economic Reserves May Exist on Its Properties Which Would have a Negative Effect on the Company’s Operations and Valuation

Despite exploration work on its mineral claims, no known bodies of commercial ore or economic deposits have been established on any of the Company’s mineral properties.  In addition, the Company is at the exploration stage on all of its properties and substantial additional work will be required in order to determine if any economic deposits occur on the Company’s properties. Even in the event commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved.  The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices.  Most of these factors are beyond the control of the entity conducting such mineral exploration. The Company is an exploration stage company with no history of pre-tax profit and no income from its operations.  There can be no assurance that the Company’s operations will be profitable in the future. There is no certainty that the expenditures to be made by the Company in the exploration of its properties as described herein will result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable deposits and no assurance can be given that any particular level of recovery of mineral reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) mineral deposit which can be legally and economically exploited. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production. If the Company is unsuccessful in its exploration efforts, the Company may be forced to acquire additional projects or cease operations.

The Company Conducts Mineral Operations in Argentina which as a Developing Economy  has Special Risks which could have a Negative Effect on the Company’s Operations and Valuation

The Company’s exploration operations are currently located in Argentina. Argentina is currently experiencing economic instability associated with unfavorable exchange rates, high unemployment and inability to repay foreign debts. These factors could pose serious potential problems associated with the Company’s ability to raise additional capital which will be required to explore and/or develop any of the Company’s mineral properties in Argentina.

As a developing economy, operating in Argentina contains certain additional risks, including changes to or invalidation of government mining regulations; expropriation or revocation of land or property rights; changes in foreign ownership rights; changes in foreign taxation rates; corruption; uncertain political climate; terrorist actions or war; lack of a stable economic climate. The presence of any of these conditions could have a negative effect on the Company’s operations and could lead to the Company being unable to exploit, or losing outright, its properties in those developing nations. This would have a negative effect on the Company’s operations and valuation.

The Company’s Operations Contain Significant Uninsured Risks which Could Negatively Impact Profitability as the Company Maintains No Insurance Against its Operations

The Company’s exploration of its mineral properties contain certain risks, including unexpected or unusual operating conditions including rock bursts, cave-ins, flooding, fire and earthquakes. It is not always possible to insure against such risks

The Company currently maintains no insurance against its properties or operations and may decide to not take out any such insurance in the future. If such liabilities arise, they could reduce or eliminate the Company’s assets and shareholder equity as well as result in increased costs and a decline in the value of the Company’s securities.

The Company Has Not Surveyed Any of Its Properties, has No Guarantee of Clear Title to its Mineral Properties and The Company Could Lose Title and Ownership of Its Properties which would have a Negative Effect on the Company’s Operations and Valuation

The Company has only done a preliminary legal survey of the boundaries of any of these properties, and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. The Company has not obtained formal title reports on any of its properties and title may be in doubt.  If title is disputed, the Company will have to defend its ownership through the courts.  In the event of an adverse judgment, the Company would lose its property rights.

The Natural Resource Industry is Highly Competitive, which could Restrict the Company’s Growth

The Company competes with other developmental resource companies, which have similar operations, and many competitors have operations and financial resources and industry experience greater than those of the Company. This may place the Company at a disadvantage at acquiring, exploring and developing properties. Such corporations could outbid the Company for potential projects or produce minerals at lower costs which would have a negative effect on the Company’s operations.

Mineral Operations are Subject to Market Forces Outside of the Company’s Control, which could Negatively Impact the Company’s Operations

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing.  These factors include market fluctuations, government regulations relating to prices, taxes royalties, allowable production, import, exports and supply and demand.  One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of the operation and threaten its continuation.

The Company is Subject to Substantial Environmental Requirements which could cause a Restriction or Suspension of Company Operations

The current and anticipated future operations of the Company require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining industry.  The Company’s exploration activities in Argentina are subject to various Federal, Provincial and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.

Exploration generally requires one form of permit while development and production operations require additional permits. There can be no assurance that all permits which the Company may require for future exploration will be obtainable on reasonable terms, or that future changes in applicable laws or regulations could result in changes in legal requirements or in the terms of existing permits applicable to the Company or its properties. This could have a negative effect on the Company’s exploration activities or its ability to develop its properties.

The Company is also subject to environmental regulations, which require the Company to minimize impacts upon air, water, soils, vegetation and wildlife, as well as historical and cultural resources, if present. In Argentina, prior to conducting operations, miners must submit an environmental impact report to the provincial government, describing the proposed operation and the methods to be used to prevent environmental damage. Approval must be received from the applicable bureau and/or department before exploration can begin, and will also conduct ongoing monitoring of operations. As the Company is at the exploration stage, the disturbance of the environment is limited and the costs of complying with environmental regulations are minimal. However, if operations result in negative effects upon the environment, government agencies will usually require the Company to provide remedial actions to correct the negative effects.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

Financing Risks

The Company Has a History of Net Losses and Expects Losses to Continue for the Foreseeable Future and May Require Additional Equity Financings, which will Cause Dilution to Existing Shareholders

The Company has limited financial resources and has no operating cash flow.  As of the end of the last fiscal year dated December 31, 2003, the Company’s historical net loss under US GAAP totaled ($7,912,259). If the Company’s exploration efforts are successful, additional capital will need to be available to help maintain and to expand exploration on the Company’s principal exploration properties.  The Company may not be able to obtain additional financing on reasonable terms, or at all.  If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects. The Company has historically obtained the preponderance of its financing through the issuance of equity, and the Company has no current plans to obtain financing through means other than equity financing. If equity financing is required, then such financings could result in significant dilution to existing or prospective shareholders. These financings may be on terms less favorable to the Company than those obtained previously.

The Company has a Lack of Cash Flow Sufficient to Sustain Operations and Does Not Expect to Begin Receiving Operating Revenue in the Foreseeable Future

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the company has been through the sale of its common shares and convertible debt instruments. Any future additional equity financing would cause dilution to current stockholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities, which would likely have a negative effect on the stock price.

The Company Operates in Foreign Countries and is Subject to Currency Fluctuations which could have a Negative Effect on the Company’s Operating Results

While engaged in the business of exploiting mineral properties, the Company’s operations are located in Argentina which makes it subject to foreign currency fluctuation as the Company’s accounts conducted in Canadian dollars while certain expenses are numerated in US dollars and the local currency. Such fluctuations may have adversely affected the Company’s financial positions and results.  Management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Risks Relating to an Investment in the Securities of the Company

The Market for the Company’s Stock has Been Subject to Volume and Price Volatility which Could Negatively Effect a Shareholder’s Ability to Buy or Sell the Company’s Shares

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (ie, mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company’s common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.

The Company has a Dependence Upon Key Management Employees, the Absence of Which Would Have a Negative Effect on the Company’s Operations

The Company strongly depends on the business and technical expertise of its management and key personnel, including Bryce Roxburgh, President, and Yale Simpson, Chairman.  There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company’s operations. The Company does not carry any formal services agreements or employment contracts between itself and any of its officers or directors. The Company maintains no “key man” life insurance on any members of its management or directors.

Certain Officers and Directors May Have Conflicts of Interest, Which Could have a Negative Effect on the Company’s Operations

Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other natural resource companies.  While the Company was engaged in the business of exploiting mineral properties, such associations may have given rise to conflicts of interest from time to time.  The Directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The Company Could be Deemed a Passive Foreign Investment Company Which Could have Negative Consequences for U.S. Investors

The Company could be classified as a Passive Foreign Investment Company (“PFIC”) under the United States tax code. If the Company is declared a PFIC, then owners of the Company’s Common Stock who are U.S.  taxpayers  generally  will be required to treat any so-called  "excess distribution"  received  on its  common  shares,  or any  gain  realized  upon a disposition of common shares,  as ordinary  income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market  election with respect to the Company’s shares. A U.S. taxpayer who makes a QEF election  generally  must report on a current basis its share of the Company’s  net  capital  gain and  ordinary  earnings  for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against The Company or Its Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated in British Columbia under the British Columbia Company Act. A majority of the Company’s directors and officers are residents of Canada and a substantial portion of the Company’s assets and its subsidiaries are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States securities laws..  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the U.S. Securities Act.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Considered Penny Stocks And Are Subject To The Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock".  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Company’s shares, which could severely limit the market liquidity of the shares and impede the sale of the Company’s shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

Item 4.  Information on the Company

DESCRIPTION OF BUSINESS

Introduction

The Company’s name is Exeter Resource Corporation.

The Company’s executive office is located at:

Suite 301 – 700 West Pender Street, Vancouver, B.C. Canada V6C 1G8.

Telephone: (604) 688-9592

Facsimile: (604) 688-9532

Website: www.exeterresource.com

The Company sub-leases its administrative office of approximately 400 square feet in Vancouver from Tournigan Gold Corporation on a month to month basis at a cost of $1,500 per month. Exeter formerly rented its administrative office of approximately 1,100 square feet from Douglas Scheving, a former officer and current director of the Company, on a month to month basis at a cost of $487.50 per month.

The Company maintains an exploration office of approximately 1,500 square feet in Mendoza, Argentina to support its exploration activities. The office is located at Martin Zaparta 445, Cuidad, Mendoza 5500, Argentina. The office is rented on a month-to-month basis and the current rent is about US$180 per month.

The Company formerly maintained a European office in the Monte Carlo, which was staffed by the Company’s president, Paul Ray. This office was closed in March 31, 2003 upon the resignation of Mr. Ray from the Company.

The Contact person in Vancouver is Yale Simpson, Chairman.

The Company's fiscal year end is December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "XRC" and on the Frankfurt Stock Exchange in Germany under the symbol “EXB”.

The authorized share capital of the Company consists of 100,000,000 common shares. As of December 31, 2004, the end of the most recent fiscal year, there were 15,356,387 common shares issued and outstanding.

Corporate Background

The Company was incorporated in the Province of British Columbia under the name “Square Gold Explorations Inc.” on February 10, 1984. On July 13, 1987, the Company changed its name to “Glacier Resources Inc.” and on August 19, 1999 changed its name to “Golden Glacier Resources”. Upon shareholder approval obtained at the June 10, 2002 annual general meeting, the Company completed a 1 for 10 reverse stock split and changed its name to “Exeter Resource Corporation” on October 10, 2002.

The Company currently has one wholly owned subsidiary. It owns a 100% interest in Estelar Resources Limited (“Estelar”), a British Virgin Islands company which owns four mineral properties in Argentina. It also has an option to acquire a 100% interest in Cognito Limited (“Cognito”), a British Virgin Islands company that holds an option on the La Cabeza mineral project in Argentina.

Currently, the Company conducts mineral exploration in Argentina.

History and Development of the Business

The Company is currently involved in the mineral exploration sector and as at September 30, 2004, had 9 mineral exploration properties in Argentina.

From its incorporation in 1984 to 1996, the Company was involved in the mineral exploration sector with properties in Canada, the United States, Costa Rica and Australia. In 1996, the Company entered an option agreement to acquire an initial 60% interest in a Swedish company, which held nine mineral concessions in northern Sweden. During 1999, the Company decided to seek new opportunities and disposed of all of its mineral interests, including the sale of its 60% interest in the Swedish company. In November 1999, the Company spent $150,000 to acquire a four-month option to earn an interest in an oil and gas company. The Company was unable to obtain satisfactory due diligence material and a valuation of the assets, and allowed the option to expire unexercised.

The Company remained largely inactive during 2000 and 2001. In July 2002, the Company conducted a 1 for 10 reverse common stock split, appointed new management and changed its name to “Exeter Resource Corporation”. In October 2002, the Company entered into an option agreement to acquire 50% of Cognito Limited, which has an option agreement to acquire a 100% interest in  the La Cabeza mineral exploration property in Argentina.

In March 2003, the Company agreed to settle all of its outstanding debt totaling $189,641 by issuing 1,149,343 common shares at a deemed price of $0.165 per share. The Company also arranged a private placement of 155,000 units at a price of $0.165 per unit for gross proceeds of $25,575. Each unit consists of one share and one share purchase warrant. Each share purchase warrant is exercisable to acquire one share at price of $0.22 per share on or before March 31, 2005. The debt settlement and private placement were completed in April 2003.

In June 2003, the Company agreed to an option agreement to acquire the remaining 50% interest in Cognito Limited, subject to additional payments in cash or shares. The Company also agreed to acquire a 100% interest in Estelar Limited, a British Virgin Islands corporation, which owns the mineral rights to 4 exploration properties in Argentina. The acquisition of Estelar was completed in July 2003, while the remaining 50% interest of Cognito was placed in Escrow for the Company’s benefit and will be released upon the fulfillment of the terms of the agreement.

In July 2003, the Company completed a non-brokered private placement of 1,290,000 common share units at a price of $0.25 per unit for gross proceeds of $322,500. Each unit represented one common share and one share purchase warrant exercisable at $0.25 until November 23, 2003.

In October 2003, the Company completed a further non-brokered private placement of 1,345,000 common share units at a price of $0.53 per unit for proceeds of $712,850. Each unit represented one common share and one share purchase warrant exercisable at $0.75 until November 23, 2003.

In November 2003, the Company agreed to acquire 100% of 3 gold exploration properties from Minera Rio de la Plata; the Agua Nueva, Rosaria South and La Ramada properties, all located in Argentina.

Also in November 2003, the Company was granted an option to acquire 100% of the Papagallos copper-gold exploration property in Argentina from Xstrata Copper America. After conducting preliminary exploration, including field prospecting and an airborne magnetic survey, the Company determined the project did not meet its objectives. During the First Quarter of 2004, the Company dropped its option on the property and its capitalized exploration expenditures were written off.

In December 2003, the Company negotiated a private placement of 4,000,000 common share units at a price of $1.00 for gross proceeds of $4,000,000. On closing of the private placement in January 2004, 4,000,000 units were issued with each unit representing one common share and one-half of a share purchase warrant exercisable at $1.35 per share for one year.

In March 2004, following a due diligence period, the Company exercised an option to acquire up to a 100% interest in a land package of 39 mineral exploration properties located in the Patagonia region of Argentina from Cerro Vanguardia S.A. (“CVSA”). In terms of the option, the Company must spend US$3,000,000 in exploration over 5 years on any one project and complete 10,000 meters of drilling on the property. CVSA has the right to reacquire a 60% interest in that property by paying the Company 2.5 times the Company’s expenditures on the property and funding a bankable feasibility study. CVSA can further increase its interest to 70% by financing the Company’s share of any mine development costs. If CVSA does not elect to exercise its back-in rights, it will instead retain a 2% NSR.

Business Overview

The Company operates in the mineral exploration sector and has no current production of minerals. All of the Company’s properties are currently at the exploration stage. There is no assurance that an economic and commercially viable deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine if any economic and legally feasible deposits occur on the Company’s properties.

All of the Company’s current exploration projects are located in Argentina.

Operations are not seasonal as the Company can conduct exploration on many of its properties year-round. However, the high altitude and limited infrastructure in place on several of its exploration projects makes exploration difficult during the winter months of May to October. To date, the Company’s revenue has been limited to interest on its cash balances and therefore it is not currently dependent upon market prices for its operations, nor is it dependent upon any patents, licenses or manufacturing processes.

The mineral exploration operations of the Company are subject to regulation government agencies at the Federal, Provincial and local levels. Management believes it is in compliance with all current requirements and does not anticipate any significant changes to these regulations which will have a material effect on the Company’s operations.

The Company competes with other mining companies for exploration properties, joint venture agreements and for the acquisition of attractive gold companies.  There is a risk that this competition could increase the difficulty of concluding a negotiation on terms that the Company considers acceptable.

A General Discussion of the Political and Economic Climate in Argentina

Country Overview:

Argentina or Argentine Republic is located in southern South America, bounded on the north by Bolivia and Paraguay; on the east by Brazil, Uruguay, and the Atlantic Ocean; on the south by the Atlantic Ocean and Chile; and on the west by Chile. The country occupies most of the southern portion of the continent of South America and is somewhat triangular in shape.  Buenos Aires is the capital and largest city, with a population of about 11 million.

The traditional wealth of Argentina lies in the vast Pampas, which are used for extensive grazing and grain production.  It extends nearly 1600 km (1000 mi.) south from the Chaco. The Pampas, which are largely made up of a fine sand, clay, and silt almost wholly free from pebbles and rocks, are ideal for the cultivation of grains.  However, the gravelly soil of most of Patagonia, in southern Argentina, is useless for growing crops, therefore it is used primarily as pasture for sheep. Most of the northern Andean foothill region is unsuitable for farming, but several oases favor fruit culture.

Argentine mineral resources, especially offshore deposits of petroleum and natural gas, have assumed increasing importance in recent decades.

Government:

Argentina is a federal republic headed by a president, who is assisted by a council of ministers.  Legislative powers are vested in a national congress consisting of a Senate and a House of Deputies.  The president and vice president each serve for a single six-year term. The constitution of 1853 permits the suspension of parliamentary government and civil liberties should the president deem that a national emergency requires a “state of siege.”

The National Institute of Social Welfare has administered most Argentine welfare programs since its founding in 1944.  Health services are provided to workers by the various unions and to others by free hospital clinics.  Medical standards are relatively high in the cities, and efforts are constantly being made to improve medical facilities located in outlying rural areas.

The organization of the legislature of Argentina is similar to that of the United States. The Argentine national congress consists of a lower chamber, the 254-member House of Deputies, and an upper chamber, the 46-member Senate. Deputies are directly elected to four-year terms; senators are chosen by provincial legislatures for terms of nine years. All citizens 18 years of age or older are entitled to vote. Proportional representation in national elections was initiated in 1962.

Under the constitution, the provinces of Argentina elect their own governors and legislatures. During periods when the constitution has been suspended, provincial governors have been appointed by the central government.

Federal courts include the Supreme Court, 17 appellate courts, and district and territorial courts on the local levels. The provincial court systems are similarly organized, comprising supreme, appellate, and lower courts.

The Economy of Argentina:

The Argentine economy is based primarily on the production of agricultural products and the raising of livestock, but manufacturing and mining industries have shown marked growth in recent decades. Argentina is one of the world's leading cattle- and grain-producing regions; the country's main manufacturing enterprises are meat-packing and flour-milling plants.

Currency:

The nuevo peso argentino (now Argentine peso, equal to 10,000 australs) was introduced in January 1992, at an exchange rate of 1 peso = U.S.$1. The peg to the dollar was abandoned in February 2002 and the currency is allowed to float. The exchange rate as of January 1, 2004 was 3.3 pesos/US dollar.

The Mining Industry in Argentina:

Although the country has a variety of mineral deposits, including petroleum, coal, and a number of metals, mining has been relatively unimportant in the economy. In recent decades, however, production of petroleum and coal, in particular, has increased significantly. In terms of value, the chief mineral product is petroleum. The country also produces significant amounts of natural gas and the mining industry produces gold, silver, copper, lead, zinc, iron, tin, tungsten, mica, uranium, and limestone.

Mining taxes are covered by the Mining Investments Act, instituted in 1993 to encourage foreign investment in the Argentina mining sector. Incentives provided by the Act include guaranteed tax stability for a 30-year period, 100% income tax deductions on exploration costs, accelerated amortization of investments in infrastructure, machinery and equipment, and the exemption from import duties on capital goods, equipment and raw materials used in mining and exploration. Argentina’s mineral resources, administered by its 23 provinces, are subject to a provincial royalty capped at 3% of the “mouth of mine’ value of production, although provinces may opt to waive this royalty.

Description of “Exploration” and “Mining” Permits:

There is no ground staking for mineral rights in Argentina. Mineral rights are acquired by application with the government for concessions to seek, own and sell minerals located within a specified parcel of land. Generally, all persons or entities qualified to acquire and possess real estate can obtain mineral rights. There are 3 levels of mineral rights and titles and are as follows:

Cateo

An exploration permit, known as a “Cateo” allows the holder of the permit to explore the exploration concession by way of prospecting, mapping, sampling and conducting geophysical surveys. To conduct drilling and trenching programs on the Cateo the permit holder has to submit a report to the mining office outlining the proposed program which must include a plan for any reclamation.

Term of Cateo

Once a Cateo is granted it has a lifespan that is predicated upon its size. A Cateo is measured in 500 ha units and can range in size from a minimum of 1 unit (500 ha) to a maximum of 20 units (10,000 ha). A one-time fee of $0.80 per ha is due within 5 days of approval. During the term of a Cateo, which begins 30 days after approval, periodic relinquishment of ground is made such that after 300 days of approval 50% of the area in excess of 4 units must be relinquished and after 700 days, 50% of the remaining area must be relinquished. A Cateo of 1 unit has duration of 150 days and for each additional unit, its duration is increased by 50 additional days.

Mining Permit

A Cateo will expire if within its specified term or duration, no mineral discovery is reported by the Cateo holder. If a mineral showing or an ore zone has been discovered while exploring the property, the holder may apply for a "Manifestacion de Discubrimiento, or MD" for mining rights to a maximum of 3,000 ha.  Once an MD is granted, the property must be surveyed in order to apply for a “Mina”, or mining lease. This is usually done after the results of exploration indicate a potential ore body.

Mineral Properties

The Company currently operates in the mineral exploration sector. All of the Company’s properties are located in Argentina and are at the exploration stage. The properties contain no defined economic reserves of recoverable minerals. The individual mineral properties are described below.

La Cabeza Project

The La Cabeza Project is a gold exploration property located approximately 370 km south of the city of Mendoza in west-central Argentina. The Company has an option to acquire a 100% interest in Cognito Limited, a British Virgins Islands company, which has the option to earn a 100% interest in the property.

The property is an epithermal, low-sulphidation gold deposit situated at an elevation of 1,100 meters and is at the exploration stage. The Company’s efforts are currently limited to a search for economically recoverable mineral reserves.

How Acquired

The Company acquired the option to acquire an interest in the project through 2 agreements with Cognito Limited. In an agreement dated January 18, 2003, the Company agreed to acquire a 50% interest in Cognito Limited from Cognito’s owner, Rowen Limited (“Rowen”), a Hong Kong company. Consideration for the acquisition of the 50% interest was issuance of 800,000 common shares of the Company to Rowen. The agreement also required the Company to incur property exploration and development expenditures on the La Cabeza property of US$150,000 in year 1, US$500,000 in year two and a total cumulative expenditure of US$3,000,000 and the completion of a bankable feasibility study by the end of year 4.

By agreement dated May 2, 2003, the Company agreed to an option to acquire the remaining 50% interest in Cognito from Rowen. For consideration of additional interest, the Company paid Rowen C$25,000 cash and issued 800,000 common shares of the Company. Additionally, within 30 days of the expenditure of US$3,000,000 on the property by the Company or completion of a bankable feasibility study, the Company must make further payment to Rowen of either:

a)  2,500,000 common shares of Exeter, adjusted for any consolidation or share splits, or

b)  C$2,500,000 cash.

If the property expenditure of US$3,000,000 is made, final settlement will be subject to a fairness report by an independent expert stating the project has sufficient value to warrant the transaction. If Exeter declines to make the final settlement payment, 50% of the common shares of Cognito will be transferred back to Rowen, which shall then determine the future work, expenditure, dilution of non-contributing parties and general progress of the La Cabeza project.

Shares representing the remaining 50% interest in Cognito were placed in escrow for the benefit of Exeter in July, 2003. Upon the payment of the additional shares or cash to Rowen as outlined above, the remaining 50% interest will be transferred to the Company.

The acquisition of Cognito by the Company is considered to be a “non-arm’s length transaction” as Bryce Roxburgh, President and Director of the Company, is a 50% owner of Rowen Limited, the seller of Cognito to the Company. Mr. Roxburgh was appointed an officer and director of the Company in March 2003, concurrent with the acquisition of the initial 50% interest in Cognito by the Company.

Cognito acquired its option to acquire an interest in the property through an option agreement dated February 7, 2003. Cognito may earn a 75% interest in the La Cabeza property from the owners of the property, Mr. M. Carotti and Ms. C. Rubenstein, two Argentine nationals. Cognito can earn the interest by completion of the earlier of completion of a positive feasibility study or payment of US$525,000 as follows:

-   US$5,000 due December 15, 2002 (paid CDN$7,889);

-

US$15,000 on or before December 15, 2003 (paid CDN$19,961);

-

US$25,000 on or before December 15, 2004;

-

US$35,000 on or before December 15, 2005;

-

US$45,000 on or before December 15, 2006; and

-

US$50,000 on or before December 15 of each year thereafter up to and including December 15, 2014.

Cognito may increase its interest in the property by an additional 25% (to an overall 100% interest) by giving notice to the vendors of its intent to issue the vendors a 3.5% NSR in exchange for the remaining interest. The Company has given notice to the vendors of its intent to issue the NSR. The Company may acquire the NSR from the vendors for the payment of US$1,000,000, either as a lump sum or in four equal annual installments of US$250,000.

Location and Access

The La Cabeza Project covers an area of approximately 100 square kilometers and is located 370 kilometers south of the city of Mendoza in Mendoza Province. Access is by a combination of paved and all-weather gravel roads from Mendoza or several other cities, including San Rafael, General Alvear or Malargue. A network of local farm roads and tracks provide access to all areas of the project.

The project’s topography is gentle to rolling hills, with scrub grasses and few trees. The elevation averages 1,100 meters above sea level, but the climate is arid, with little rain or snowfall which causes no impediment to exploration.

Regional and Property Geology

The property lies in an area of Argentina that is near the eastern edge of a regional sedimentary basin east of the Andean cordillera. Regional dips are shallow and the dominant faults are normal, generally trending west to northwest.

The altered volcanics and sediments on the property host widespread occurrences of anomalous gold values. Detailed exploration by previous operators, including drilling of the alteration zone, identified 10 prospects. The individual prospects occur as veins along or close to recognizable regional and northwesterly structural trends. All occur in either quartz vein fillings or quartz vein replacements in shear and/or breccia zones in volcanics. The veins are generally discontinuous and lenticular, and thickness of individual veins range from a typical 2 meters to a maximum 15 meters.

Previous Exploration History

The area containing the La Cabeza project saw little organized exploration prior to 1994. Small scale diggings exist in the vicinity of the project, including evidence of quartz mining. During the late 1960’s and early 1970’s, the United Nations, under their “Plan Mendoza” designated the region containing the project an area of interest based upon regional sampling results. In 1994, previous operator, Minera Andes Inc. completed a semi-regional stream sampling program over a wide area that included the La Cabeza property.

In 1996, Argentina Mineral Development S.A. (“AMD”) conducted exploration on the property, including geological mapping, induced polarization, magnetometer and radiometric surveys, rock chip and channel sampling, all followed by several rounds of drilling. Overall, AMD completed 16,070 meters of drilling (13,797 meters of reverse circulation and 2,273 by diamond drilling) in 126 drill holes. The exploration program outlined ore grade gold mineralization within epithermal quartz veins, stockworks and silicified volcanic rocks. Drill testing delineated multiple zones of gold mineralization within a 2 km x 2 km area.

Following positive results from drilling as well as other geological information, AMD conducted a scoping study to calculate an inferred gold resource on the project. The results of the AMD study do not constitute a mineral deposit, and further work will be necessary to determine if the La Cabeza project contains an economic mineral deposit.

Current and Planned Exploration

Upon acquiring its interest in the property, the Company commissioned an independent review of all previous exploration results on the property. The review was performed by independent geologist, Ruben Verzosa and confirmed AMD’s methodology and AMD’s estimates. The review was used to prepare a drill program to test several zones of near surface gold mineralization that could potentially increase the gold resource as well as sampling of outcrops to establish additional drill targets. In July 2003, the Company began a field program on the property, including metallurgical testing of ore from the property.

In November 2003, Sandercock and Associates Pty. Ltd. (“Sandercock”) of Australia updated the AMD scoping study on La Cabeza. The study considered a combination of open pit and underground mining in light of 2003 capital and operating costs. With the positive results of this study, the Company commenced a pre-feasibility study in January 2004. The study was designed by Sandercock and included a drill program and a comprehensive program of metallurgical, geological interpretation, geotechnical analysis, hydrological engineering, environmental studies and financial modelling. The pre-feasibility study will provide a basis for proceeding with a bankable feasibility study and commercial production.

Pre-feasibility study:

In February 2004, the pre-feasibility stage drilling program commenced. The program has two objectives: (i) to bring the previously defined inferred resource into the “indicated resource” category and (ii) to establish the limits of existing mineralized zones along strike and laterally from previous drill holes.

Drilling by Exeter at La Cabeza to date totals 4,609 metres in 64 drill holes. The drill results to date appear to substantiate results obtained by AMD from drilling previously conducted on La Cabeza. Samples were prepared at the ALS Chemex preparation facility in Mendoza and assayed by fire assay (50 gm charge) at the ALS Chemex laboratory in Chile.

Channel samples were also taken during 2004 in order to provide representative grade assessment for outcropping mineralization and to provide data concerning the possible extension of mineralization encountered at depth to the surface. The data will also allow detailed surface mapping to be conducted.

Engineering, metallurgical, hydrological and environmental studies and testwork are underway as part of the pre-feasibility program. Topographic surveying covering the mineralized zones has also commenced with work continuing in the first quarter of 2005.

Patagonia Projects

On January 19, 2004, the Company announced an agreement with Cerro Vanguardia S.A. (“CVSA”) to acquire the rights to a package of 39 gold exploration properties in the Patagonia region of Argentina. The agreement provides Exeter with the exclusive right to acquire a 100% interest in the properties by incurring exploration expenditures of at least US$3,000,000 over 5 years as follows:

-

US$250,000 on or before December 30, 2004;

-

US$500,000 on or before December 30, 2005;

-

US$750,000 on or before December 30, 2006;

-

US$750,000 on or before December 30, 2007; and

-

US$750,000 on or before December 30, 2008.

Once the Company has spent US$3,000,000 on exploration and completed 10,000 meters of drilling on any one of the 4 projects, CVSA has the right to back-into a 60% interest in that project by paying Exeter 2.5 times Exeter’s expenditures on that project to that date and by paying all additional expenditures through to the completion of a bankable feasibility study. CVSA may earn an additional 10% interest in that project (for a total of 70%) by financing Exeter’s share of mine development costs. Should CVSA not elect to back into a project, its interest will revert to a 2% NSR from production on that project.

The acquisition calls for a US$100,000 signature fee payable to CVSA. The Company paid US$75,000 in March 2004 and the remaining US$25,000 was paid in September, 2004.

The 39 properties cover a total of 1,047 square kilometers grouped into 4 projects. Cerro Moro project is the most advanced project with 13 properties; Chubut, with 14 properties; Rio Negro, with 7 properties and Santa Cruz, with 5 properties. All of the projects have favourable geological settings, significant alteration features and/or anomalous gold geochemistry.

Many of the properties under the agreement were located by CVSA using satellite imagery, suggesting large alteration systems.  The amount of subsequent exploration on these properties is variable, but in many cases anomalous gold mineralization has been identified. Geophysical surveys are not known to have been conducted and drilling did not extend into covered areas. The Company intends to re-examine all of these systems with a view to identifying gold and/or silver targets at a size threshold lower than that used by CVSA in the first instance. Drilling commenced on Cerro Moro project in June 2004.

The individual project descriptions are as follows:

Cerro Moro

The Cerro Moro project includes 13 properties, covering 153 sq km in northern Santa Cruz Province, approximately 70 kilometers southwest of the city of Puerto Desado. Access is via gravel provincial highways and a network of tracks which provide access within the property.

A total of 22 prospect areas have been identified on the property, with 16 being vein structures (known as the “Filon” prospects) and 6 areas of possible vein, stockwork and disseminated mineralization (known as the “Lomo” prospects). All of the prospects except 1 lie within a 10 kilometer by 2.5 kilometer area. Low-sulphidation gold and silver mineralization is primarily associated with a number of quartz veins, although some mineralization is associated within moderately silicified tuff or tuff breccia.

No geophysical surveys are known to have been previously conducted on the property, but 11 of the prospects were tested by shallow and widely spaced (150-250 meter) drilling of either two or three holes per prospect. Drilling by prior operators totaled 19 diamond drill holes in 1,005 meters and 15 reverse-circulation percussion drill holes totaling 1,577 meters, all targeted at outcropping vein systems.

An exploration program consisting of geophysical surveys, diamond drilling and reverse circulation drilling is being conducted on the property. During September 2004, the Company drilled 40 reverse circulation percussion drill holes totaling 2,069 meters. The holes were drilled on 6 of the Filon prospects and one Loma prospect on veins previously delineated by CVSA and were designed to provide information needed to prioritize each vein for further drilling.  Additionally, systematic channel sampling to check gold grades of previous operator’s exploration is also being conducted. Following geophysical and prospecting programs, further drilling is planned on both previously tested veins as well as untested veins which carry anomalous surface gold geochemistry. Potential also exists to find additional veins below the sand and gravel surface cover.

Geophysical surveys are being conducted on the property in order identify possible extensions to known mineralized structures. New drilling is expected to commence during 2005.

Cerro Puntudo

The Cerro Puntudo project is located in western Santa Cruz Province, approximately 250 km west of the Cerro Moro property. Three separate zones of gold mineralization were identified by the previous operator. The limited exploration conducted by CVSA included rock chip sampling, and geological evaluation is required to define drill targets.

The Company completed a geochemical and geological survey program on the project, which was designed to verify and expand upon the exploration results reported by CVSA. Geologic mapping identified mineralization associated with areas of strong silicification and brecciation within a controlled 6 km long, west-northwest trending zone. Rock chip channel sampling identified two high priority targets, the La Quebrada zone and the Rico zone, and a third zone, the Puntudo zone, was confirmed 900 meters to the northwest of the Rico zone. Channel sampling discovered a new zone of silicification 1,600 meters southeast of the La Quebrada zone known as the Quebrada South zone. Outside of the main mineralized structure, further mineralization approximately 2 kilometers south of the Puntudo zone was discovered in silica veining in rhyolitic volcanics.

During 2004, an Induced Polarization (“IP”) survey was completed over a portion of the Cerro Puntudo trend. Results from this survey were used to identify drill targets under surface cover in areas close to known mineralization. In December 2004, the Company commenced a 1,500 meter reverse circulation drill program designed to target mineralized structure zones peripheral to the Puntudo flow dome complex. The IP survey is also continuing along the entire six-kilometer gold trend, and selected IP profiling will be conducted in order to define depth continuity of the resistivity anomalies.

La Calandria

The La Calandria project is located in central Santa Cruz Province. Prior work included reconnaissance geological mapping and rock chip sampling, and gold mineralization in breccias has been identified. Ground evaluation and further sampling is required to define drill targets.

Verde 2/12

The Verde 2/12 project is located in western Santa Cruz Province. At least 30 mineralized structures with epithermal vein quartz associated with a rhyolite dome have been identified through geological mapping and rock chip sampling.

Estelar Projects

In an agreement dated May 2003, the Company acquired a 100% interest (subject to a 2% NSR) in Estelar Limited, a British Virgin Islands company that owned 100% of the mineral rights to 4 mineral exploration properties in Argentina. For consideration of the purchase, the Company issued the owners of Estelar 1,000,000 common shares of the Company. Estelar originally acquired its interest in the properties from AMD in August 2001. AMD retains a 2% NSR on the properties.

The purchase of Estelar by the Company was a “non-arms length” transaction as Yale Simpson, one of the shareholders of Estelar, was appointed chairman of Exeter subsequent to the purchase of Estelar by the Company.

The Estelar projects cover approximately 385 sq km in central western Argentina and consist of the Quispe, Rosarita, Dolores and El Salado/Llanos Ricos projects, which indicate potential for the discovery of epithermal gold deposits and porphyry gold-copper systems. There are no exploration commitments on the projects and the Company will seek exploration joint venture partners so that it may maintain its focus on gold silver exploration in southern Argentina.

The 4 mineral properties acquired through the purchase of Estelar are as follows:

Quispe Property

The Quispe Property is 79.6 sq km exploration project located in Catamarca Province in northwestern Argentina. Access to the project is from the town of Fiambala, 50 km east of the property, along Highway 60 and then by 15 km of bulldozer tracks.

The property lies at the eastern edge of the Andes Mountains at an altitude of 4,400 meters. Topography is rugged with little vegetation. The area is located within a north-south trending belt of sediments and volcanics. The dominant regional structures trend northwest to northeast. Gold mineralization occurs in shear zones in sediments and porphyry copper-gold-molybdenum mineralization associated with an intrusive complex.

In 1995 and 1996, the previous operator, AMD, completed geological mapping, stream sediment sampling and ground magnetometer and geophysical induced polarization surveys. In 1997, Newcrest Argentina acquired an option on the property from AMD and conducted additional geological mapping, geochemical sampling and eight bulldozer trenches. No significant work was conducted on the property since 1997. Exploration remains at a very early stage, but the potential exists for a porphyry copper-gold system on the property.

El Salado and Llanos Ricos Properties

The El Salado and Llanos Ricos properties together cover 132.4 sq km and are located in the western portion of San Juan Province of Argentina, near the international border with Chile. Access is along 25 km of dirt tracks from Route 424, 8 km west of the town of Maliman de Abajo.

The property lies on the edge of the Andes Mountains. The topography is hilly, and the climate is arid with little vegetation. The properties lie within the Uspallata Graben. On the El Salado property, copper and minor gold mineralization exists in a potassic alteration zone with higher grades in quartz stockwork. On the Llanos Ricos property, an intrusive complex associated with a prominent airborne magnetic signature is largely covered by gravels. In the southeast portion of the property, anomalous gold is carried in quartz-tourmaline bodies in an alteration zone 4,000 meters long by 600 meters wide. No significant exploration has been conducted on the properties since 1996.

At El Salado, historical workings are present, including small pits and trenches located on outcropping oxide copper mineralization. Beginning in 1994, exploration was conducted by the previous operator, AMD. Exploration included reconnaissance geological mapping, and rock chip and stream sampling. Puma Exploration (“Puma”) optioned the property from AMD in 1995 and conducted geological mapping, rock chip sampling, ground induced polarization and magnetometer surveying, followed by 5,182 metres of drilling. On the El Salado property, primary mineralization may be located along the boundary of the potassic and phyllic alteration zones.

Puma also optioned the Llanos Ricos property in 1995 and conducted an evaluation of an magnetic anomaly. Exploration included geological mapping, soil and rock chip sampling, and induced polarization geophysical surveying, followed by 889 metres of diamond drilling. At Llanos Ricos, several large geophysical anomalies are covered by alluvial material and have had limited testing.

Rosarita Property

The Rosarita property covers 124.7 sq km and is located in the western portion of San Juan Province near the international border with Chile, 110 km west-northwest of San Juan City. Access from the town of Calingasta for 13 km along Route 412 and then by gravel road for 15 km. The property consists of 3 Cateos and one MD held by the Company. Three small, pre-existing minas totaling 36 hectares are contained within the boundaries of the property and are held by non-related third parties.

The property lies within the edge of the Andes Mountains. The topography is hilly, and the climate is arid with little vegetation. Rosarita lies on the western margin of the Uspallata Graben, and two areas of mineralization are known to occur on the property an past operating mines. The first is an argillized shear zone up to 20 meters wide and 200 meters long with secondary copper/gold mineralization. The second is a quartz vein in sediments in contact with the granodiorite intrusive which has been mined for secondary copper mineralization.

Ground exploration by the previous operator, AMD, in 1994 identified areas of intense argillic alteration, moderate silicification and some evidence of sulphides in porphyritic felsic units.

Puma optioned the property from AMD in 1995. Puma completed an airborne magnetometer survey on the property, followed by ground exploration including soil geochemical surveying and rock chip sampling and induced polarization surveying. Puma also completed 2,011 meters of combined diamond and RC drilling.

Battle Mountain Gold (“BMG”) optioned the property from AMD in 1999 to investigate possible extensions of epithermal gold and silver mineralization they had discovered on their Casposo property adjacent to the Rosarita property on the north. BMG conducted geological mapping, stream sediment and rock chip sediment sampling, an airborne EM-magnetometer and ground surveying. BMG’s work confirmed three previously discovered areas of alteration on the property, but dropped its option in 2000 upon the acquisition of BMG by Newmont.

Previous exploration confirmed the potential of the property to host low sulphidation epithermal gold/silver mineralization, particularly within the 3 areas of alteration identified there.

In June 2004, the Company signed an option agreement with Intrepid Minerals Corporation (“Intrepid”), an arm-length party, whereupon Intrepid can earn a 50% interest in the property from Exeter. The agreement calls for a minimum exploration expenditure by Intrepid of US$250,000 before the end of 2005, and a total of 5,000 meters of drilling before the end of 2006. Intrepid now holds the Casposo gold-silver project adjacent to the north.  Intrepid’s initial drill program will target anomalous zones on both its property and Exeter’s Rosarita property to the south.

On September 24, 2004, Intrepid began drilling on its Casposo project, specifically along the Rocío de Oro corridor. Four reverse circulation drill holes will target the extension of the Rocío de Oro corridor into Exeter’s Rosarita property and other targets with similar structural and alteration characteristics.

Dolores Property

The Dolores Property covers 48 sq km and is located in the western portion of San Juan Province of Argentina, near the international border with Chile. The property lies within the Uspallata Graben, but the property is entirely covered by alluvium. No ground exploration has been conducted on Dolores, although an earlier airborne survey disclosed a magnetic signature. This signature suggests the possible presence of a porphyry system.

Minero Rio de la Plata Projects

Through an agreement dated October 1, 2003, the Company may acquire 100% of 3 mineral exploration properties in Argentina from Minera Rio de la Plata (“MRP”), a private Argentinean company. The projects are the Agua Nueva, La Ramada and Rosarita South projects and are comprised of 45 mineral concessions located in the Mendoza, San Juan and La Rioja Provinces of Argentina.

To acquire a 100% interest, the Company is required to make cash payments totalling CDN$440,000 as follows:

-   $5,000 on signing of the Agreement (paid);

-

$7,500 on or before October 1, 2004 (paid);

-

$12,500 on or before October 1, 2005;

-

$20,000 on or before October 1, 2006;

-

$25,000 on or before October 1, 2007;

-

$30,000 on or before October 1, 2008;

-

$40,000 on or before October 1, 2009; and

-

$50,000 on or before October 1 of each year thereafter to 2015.

In the event a decision is made to build and operate a mine on any of the projects, the Company is not obliged to make any remaining option payments subsequent to the date of that decision.

There are no exploration expenditure commitments on any of the properties. MRP retains a 2% NSR, which the Company may purchase for C$750,000.

The 3 properties contained in the MRP acquisition agreement are described below:

La Cabeza North (Agua Nueva)

La Cabeza North is a 266 sq km exploration property that adjoins the Company’s La Cabeza property. The property covers a set of fault structures that are similar to the mineralized structures on La Cabeza. Widely spaced geochemical sampling has defined an arsenic soil anomaly as well as gold-bearing epithermal quartz float samples. The Agua Nueva property was acquired by the Company in order to test for strategic extensions to the La Cabeza mineralization.

Rosarita South

Rosarita South is a 42.79 sq exploration property which adjoins the Company’s Rosarita project to the south. The property hosts alteration occurrences similar to that at the Rosarita project. Anomalous arsenic and mercury in rock chip samples suggest possible gold mineralization on the property.

La Ramada

The Ramada property is a 2.4 sq km property located in La Rioja Province where studies have indicated that sediment hosted and replacement style gold deposits may be present. Historical workings are strongly anomalous in several indicator elements, including arsenic, mercury, antimony, and selenium. Early stage exploration conducted by a previous operator defined a number of exploration targets on the property.

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Note #17 to the financial statements.  The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.29 as of December 31, 2003 and was $1.22 on January 18, 2005.

Since its inception, the Company has financed its activities through the distribution of equity capital.  Subsequent to the end of the most recent 9-month period, the Company closed a private placement for gross proceeds of $1,400,000. With this financing the Company estimates it has sufficient capital to meet its current and anticipated obligations through the completion of the pre-feasibility study at La Cabeza. Management anticipates raising additional funds through the issuance of equity in the next several years, as all of the Company’s properties are at the exploration stage. The timing of such financings is dependent upon the success of the Company’s exploration programs and the La Cabeza pre-feasibility study, the ability to attract joint-venture partners, as well as the general economic climate.

Results of Operations

The Nine Months Ended 9/30/2004 vs. Nine Months Ended 9/30/2003

During the current period, the Company acquired an option from CVSA over 4 mineral exploration projects in the Patagonia region of Argentina. In addition, a pre-feasibility study was initiated on the La Cabeza gold project and a drill program completed on the Cerro Moro project.

The Company reported a net loss of ($854,625) during the nine-month period compared to a loss of ($128,575) in the same period of 2003. Administration Costs rose to ($520,273) from ($97,188) as many of the Company’s exploration properties were acquired late in fiscal 2003 or in 2004.

Large changes in expenses occurred in Investor Relations, which rose to ($117,061) from ($2,296) as professional investor relations personnel are under contract beginning in April 2004. Travel and Promotion expense rose to ($44,025) from ($335) as management attended several industry and investor conferences in the current period in order to increase awareness of the Company within the industry and investment community. Legal Fees rose to ($48,205) from ($3,302), Stock Exchange Listing and Filing Fees increased to ($40,272) from ($17,273) and Transfer Agent expenses rose to ($9,562) from ($4,337). These expenses were higher due to the private placement of common stock and the negotiation and signing of new property agreements. Accounting and Audit rose to ($16,971) from ($2,167) due to expenses related to the corporate growth of the Company and additional fees related to the filing of the 20-F Registration Statement. Financial and Administrative Services increased to ($136,548) from ($35,031), and Management Fees rose to ($30,000) from zero due to the higher levels of corporate activity in the current year.  Amortization increased to ($32,056) from ($741) as vehicles and field equipment was acquired during the current period in order to support exploration activities in Argentina.  Finders Fees totaled ($0) compared to ($21,250) in the year-ago period as fees were paid in relation to a private placement completed in July 2003.

Other items included the write-off of mineral properties of ($88,664) as the Company decided not to proceed with the acquisition of the Papagallos project and wrote-off the project. Stock-based Compensation totaled ($217,949) as the Company adopted the fair-value method of accounting for stock-based compensation awards. Loss on Conversion of Foreign Currencies was ($8,497) due to unfavorable changes in exchange rates. Property Examination costs for work conducted on properties that were investigated by not acquired totaled ($57,805).

A total of ($1,829,693) was expended on mineral property exploration during the current 9-month period. ($1,103,419) was spent on the La Cabeza project and the ongoing pre-feasibility study, while ($572,261) was spent on the properties under option from CVSA.

Fiscal Year Ended 12/31/2003 vs. Fiscal Year Ended 12/31/2002

During the year ended December 31, 2003, the Company acquired a 100% in the La Cabeza gold project as well as interests in 7 other mineral exploration properties in Argentina.

The net loss for the year was ($385,246), or ($0.09) per share, compared to a net loss of ($460,756), or ($0.38) per share, in 2002. Administrative Costs rose to ($201,742) from ($175,324) as the Company acquired new exploration projects and increased its corporate activities. Legal Fees were ($42,470) compared to ($24,334) due to the negotiation and acquisition of the new properties. Stock Exchange Listing and Filing Fees rose to ($23,344) from ($8,216) due to private placement financings. Consulting Fees totaled ($10,970) compared to zero, and Management Fees declined to ($51,031) from ($77,432), which is contributable to changes in management and compensation agreements. Rent declined to ($12,398) from ($19,537) and Telecommunications expense fell to ($2,751) from ($13,981) as the Company closed its European office and consolidated management functions in Vancouver. The Company did recorded a Bad Debt Expense of ($17,764) compared to zero in 2002 which was related to the amounts due from the former President of the Company which were written off.

Other Items were lower in 2003 compared to 2002 largely due to no Loss on sale and write-down of marketable securities in 2003 compared to ($283,540) in 2002 as the Company sold its common shares of Lappland Goldminers at less than the deemed acquisition value. Other Items recorded in 2003 were Loss on write-off of mineral properties of ($40,835), Property Examination Costs of ($49,661) for properties reviewed but subsequently not acquired, and Stock-based compensation of ($95,555) related to the granting of stock options to non-employees.

These expenses were partially offset by Interest Income on the Company’s cash balances of $2,362 and a Gain on Conversion of Foreign Currencies of $6,348 due to favorable exchange rates.

Fiscal Year Ended 12/31/2002 vs. Fiscal Year Ended 12/31/2001

During the year ended December 31, 2002, the Company completed a 1 for 10 reverse split and changed its name to Exeter Resource Corporation from Golden Glacier Resources Inc. The Company agreed to acquire 50% of Cognito Limited (subsequently increased to a 100% interest) which has an option agreement to acquire an interest in a mineral property in Argentina. All of the Company’s outstanding debt of $78,072 was settled through the issuance of 473,167 common shares in 2003.

The Net Loss for 2002 totaled ($460,756), or $(0.38) per share, compared to a loss of ($380,884), or ($0.32) per share, for the prior year. The increased loss was due to the higher level of corporate activity commensurate with the decision to acquire new mineral property interests in Argentina while the Company was largely inactive in the prior year. Large changes in expenses occurred in Legal Fees, which rose to ($24,334) from ($13,473) due to the required review of the acquisition of Cognito Limited and 2 private placement financings conducted during 2002; Stock Exchange Filing Fees, which rose to ($8,216) from ($3,245) due to costs related to the reverse split of the Company’s common shares and the review of the Cognito acquisition; Transfer Agent Fees, which increased to ($4,286) from ($2,908) due to the issuance of shares in the 2 private placements; and Travel and Promotion, which declined to ($13,896) from ($18,077) due to less travel by management in the current period. Changes in Other Items included Property Examination costs of ($1,500) compared to zero as the Company investigated the potential acquisition of new mineral exploration projects, and Loss on Sale and Write-down of Marketable Securities of ($283,540) compared to ($221,292) as the Company continued to sell its common shares of Lappland Gold Miners as well as writing down the value of the remaining shares.

Fiscal Year Ended 12/31/2001 vs. Fiscal Year Ended 12/31/2000

The Company was largely inactive during the year ended December 31, 2001 as management recommended to shareholders that they approve the reverse split of the Company’s shares to facilitate future equity financings to raise funds for property investigation and acquisition.

The Net Loss for the year ended December 31, 2001 totaled ($380,884), or ($0.32) per share, compared to a loss of ($973,658), or ($0.81) per share, in the prior year. The reduced loss was primarily due to the lower write-offs and zero loss on sale of the Company’s mineral exploration projects in the current year compared to ($858,874) in the prior year as the Company decided to sell or abandon all of its mineral property interests in 2000.

Administration Costs rose to ($160,764) in 2001from ($145,505) in 2000. Significant changes in expenses occurred in: Insurance, which fell to ($215) from ($1,959) as the Company’s reduced operations required less insurance in the current year; Legal Fees, which declined to ($13,473) from ($21,767) as costs were higher in 2000r due to the negotiation and sale of certain of the Company’s mineral interests; Telephone, which rose to ($17,191) from ($521), and Travel and Promotion, which increased to ($18,077) from ($10,826), both of which were due to work related to the investigation of potential projects for acquisition. The Company also recorded a Loss on Sale and Write-down of Marketable Securities of ($221,292) in 2001 compared to zero in 2000 as the Company sold a portion of its common shareholding of Lappland Goldminers as well as writing down the value of the remaining shares in 2001. In 2000, the Company reported a Gain on the Sale of a portion of its Lappland Goldminers shares of $50,643 as the Company sold shares at a price greater than the deemed price at which the Company received them. In 2000, the Company also reported a Loss from Discontinued Operations of ($21,956) compared to no loss in 2001 which was related to the discontinuance of work on the Company’s projects in Sweden.

Liquidity and Capital Resources

The Company’s working capital totaled $3,382,861 as of the end of the Company’s December 31, 2003 fiscal year. At September 30, 2004, the end of the Company’s most recent 9-month fiscal period, the Company’s working capital totaled $1,977,407. Subsequent to the end of the period, an additional $1,400,000 was raised through a private placement of 1,000,000 shares of common stock. The cash-on-hand is sufficient for the completion of the La Cabeza pre-feasibility study and all other corporate expenses until mid-2005. Additional funds will be required for any further studies on the La Cabeza project. Management anticipates raising the needed funds through the issuance of common stock during fiscal 2005. The exact timing, nature and amount of such sales will be dependent upon market conditions.

Nine Months Ended 9/30/2004

Cash and cash equivalents totaled $1,877,963 as of September 30, 2004.  Operating Activities used cash of ($735,377). The Net Loss of ($854,625) was partially offset by non-cash adjustments including Amortization of $32,056, Write-off of mineral properties of $88,664, Conversion of Foreign Currencies of $8,497, and Stock-based Compensation of $217,949. Financing Activities provided cash of $1,154,153, with Issuance of Share Capital providing cash of $1,390,226 while Share Issue Costs used cash of ($236,083). Investing Activities used cash of ($2,002,806). Deferred Exploration Costs of Mineral Properties used cash of ($1,731,053), while Acquisition of Property, Plant and Equipment used cash of ($128,996) and Acquisition of Mineral Properties used cash of ($142,757).

During the period, the Company issued 5,155,000 common shares. 4,000,000 shares were issued pursuant to a private placement initiated prior to December 31, 2003 for net proceeds of $3,736,948; 1,120,000 shares were issued for the exercise of warrants for proceeds of $280,000; and 35,000 shares were issued for the exercise of options for proceeds of $14,175. The Company’s cash position decreased by ($1,592,537 during the 9-month period.

Year Ended December 31, 2003

The Company’s working capital totaled $3,382,861 as of December 31, 2003. Operating Activities used cash of ($76,869), including the Net Loss of ($385,246). Non-cash adjustments included Bad Debt write-off of amounts due from the former president of the Company of $17,764; Write-off of Mineral Properties of $40,835; and Stock Based Compensation of $95,555. Financing Activities provided cash of $3,986,936, with $1,177,893 provided by Issuance of Share Capital and $2,876,980 provided by Share Subscription Advances for private placements which had not yet closed at the end of the year. These amounts were partially offset by Share Issue Costs of ($40,968) and Deferred Share Issue Costs of ($26,969) for the not-yet closed private placement. Investing Activities used cash of ($452,768). This amount includes Deferred Exploration and Development Costs of ($396,458), Acquisition of Mineral Properties of ($58,578), Acquisition Costs of Property, Plant and Equipment of ($32,532), as well as the Proceeds from the Sale of Marketable Securities of the Company’s position in Lappland Goldminers common stock of $34,800.

During the year, the Company issued 7,311,843 common shares. 350,000 shares were issued as part of a common share unit private placement at a price of $0.15 per unit for proceeds of $52,500; 17,500 common share units were issued as a Finders’ Fee to the private placement; 155,000 common shares were issued as part of a common share unit private placement at a price of $0.165 per unit for proceeds of $25,575; 1,290,000 common shares were issued as part of a common share unit private placement at a price of $0.25 per unit for proceeds of $322,500; 1,345,000 common shares were issued as part of a common share unit private placement at a price of $0.53 per unit for gross proceeds of $712,850; 1,149,343 common shares at a deemed price of $0.165 per share were issued to settle outstanding debt totaling $289,641; 60,000 common shares were issued pursuant to the exercise of common stock purchase options for net proceeds of $13,200; 345,000 common shares were issued pursuant to the exercise of common share purchase warrants for proceeds of $77,500; 1,600,000 common shares were issued (800,000 at a deemed price of $0.15 per share and 800,000 shares at a deemed price of $0.25 per share) pursuant to the purchase of Cognito Ltd.; and 1,000,000 common shares at a deemed price of $0.235 per share were issued for the purchase of Estelar Resource Ltd. The Company’s cash position increased by $3,463,647 during the year.

Year Ended December 31, 2002

The Company’s working capital was ($126,088) as of December 31, 2002 compared to a deficit of $43,018 in the prior year.

The Net Loss for 2002 was ($460,756). Cash used by Operating Activities was $86,902 with the net loss partially offset by Amortization of $1,360, Loss on foreign currency conversion of $392 and Loss on sale of marketable securities of $283,540. Changes in non-cash working capital items in 2002 include GST recoverable of ($638), and increases in Accounts Payable of $16,952 and Due to Related Parties of $72,248. Financing Activities provided cash of $26,232, with the entire amount from Share Subscription Advances related to the private placement of shares which had not yet been issued. Investing Activities provided cash of $66,634, with the entire amount from the sale of a portion of the Company’s holdings of Lappland Goldminers shares.

The Company’s cash position increased by $5,572 during the year ended December 31, 2002, to $21,389.  The Company issued no common shares during the year, but did complete a 1 for 10 reverse stock split of its common stock outstanding.

Year Ended 12/31/2001

The Company’s Working Capital showed a deficit of ($43,018) as of December 31, 2001 compared to $720,966 as of December 31, 2000.

The Net Loss for the year totaled ($380,884). Operating Activities used cash of ($183,748). Loss on Sale and write-down of marketable securities was a non-cash charge of $221,292, and Amortization was $1,874. The Company recorded a loss on conversion of foreign currencies of ($1,172). Changes in non-cash working capital items included the increases in Accounts receivable of $55,016, Goods and Services tax of $818, Prepaid Expenses of $409, and Accounts payable and accrued liabilities of $828. The repayment of amounts due to Related Parties used cash of ($81,929). There were no Financing Activities during the year, and Investing Activities provided cash of $187,734, with the entire amount from proceeds of the sale of a portion of the Company’s shareholdings in Lappland Goldminers.

As at the year ended December 31, 2001, the Company’s cash position increased by $5,158 to $15,817. The Company issued no common shares during the year.

US GAAP Reconciliation with Canadian GAAP

Under Canadian GAAP, resource property acquisition costs and exploration expenditures may be deferred and amortized to the extent they meet certain criteria. Under United States GAAP, the standards for all expenditures relating to mineral interests prior to the completion of a definitive feasibility study are much higher, as they must be expensed as incurred.

The reader is advised to consult Exeter’s audited annual financial statements for the period ending December 31, 2003, particularly Note #17, Reconciliation to United States GAAP, for the quantification of the differences.

Variation in Operating Results

The Company derives interest income on its bank deposits, which depend on the Company's ability to raise funds.

Management periodically, through the exploration process, reviews results both internally and externally through mining related professionals.  Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs.  There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Note 17 to the 2003 audited financial statements.  The value of the Canadian Dollar in relationship to the US Dollar was 1.29 as of December 31, 2003.

Research and Development

The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

Trends

The Company is unaware of any trends which would have a material effect on its operations or financial position.

Off-Balance Sheet Arrangements

Under an Agreement dated May 2, 2003, between the Company, Cognito and Rowen regarding the Company’s acquisition of the additional 50% interest in Cognito from Rowen. Cognito ‘s major asset was an option to earn a 100% interest in the La Cabeza project. Under the agreement, the Company must expend US$3,000,000 in exploration on the property. Within 30 days of the expenditure of US$3 million or completion of a bankable feasibility study, the Company must make further payment to Rowen of either:

a)  2.5 million common shares of Exeter, adjusted for any consolidation or share splits, or

b)  CDN$2.5 million cash.

If the payment is made upon the expenditure of the US$3 million, final settlement of the agreement by the Company will be subject to a fairness report by an independent expert stating the project has sufficient value to warrant the transaction. If Exeter declines to make the required payment, 50% of the common shares of Cognito will be transferred back to Rowen, who will then determine the future work, expenditure, dilution of non-contributing parties and general progress of the La Cabeza project.

Tabular Disclosure of Contractual Obligations

Not Applicable

Item 6.  Directors, Senior Management and Employees

Table No. 5 lists as of 12/31/04 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All Executive Officers are residents of Canada, except Bryce Roxburgh, who is a resident of The Philippines.

Table No. 5

Directors

Name	Age	Date First Elected/Appointed

Bryce Roxburgh	57	March 20, 2003
Yale Simpson	56	June 10, 2003
Douglas Scheving (1) (2)	53	July 16, 1993
Michael McPhie (2)	36	October 8, 2004
Paul MacNeill (1) (2)	49	January 21, 2004

(1)

Denotes member of the Audit Committee.

(2)

Denotes a member of the Compensation Committee.

Table No. 6 lists, as of 12/31/04, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.

Table No. 6

Executive Officers

Name	Position	Age	Date of Appointment
Yale Simpson	Chairman	56	June 10, 2003
Bryce Roxburgh	President & Chief Executive Officer	57	March 20, 2003
Robert Harley	Vice-President, Exploration	51	September 22, 2003
David W.Y. Simpson	Chief Financial Officer	59	June 16, 2004
Susan McLeod	Corporate Secretary	33	December 6, 2004

Bryce Roxburgh obtained a Bachelor of Science degree in geology and geophysics from Sydney University in 1971 and has 30 years experience in the exploration and mining industry including successfully negotiating joint venture agreements. Between 1971 and 1989, he worked for international mining groups, Amoco Minerals Australia Company and Cyprus Mines Corporation, where he was Regional Manager for Eastern Australia & South East Asia. Between 1989 and 2000, he was Exploration Manager for Arimco N.L. and Climax Mining Limited in East Australia, South East Asia and South America, including Argentina. Since July, 2000 he has worked as an independent consultant. Mr. Roxburgh spends 100% of his time on Company business.

Yale Simpson holds a Bachelor of Applied Science (geological engineering) degree and is the former chairman of Argosy Minerals Inc. from 1993 to 2001. Mr. Simpson has more than thirty years experience as a senior geologist, exploration manager and CEO of companies involved in exploration and development projects in Australia, Africa and Eastern Europe. Those companies included Pennzoil Company, Chevron Exploration, Australmin Holdings and Black Swan Gold Mines Ltd.  He is currently a director of Tournigan Gold Corporation, a gold exploration company traded on the TSX Venture Exchange, Diamonds North Resources Ltd., a diamond exploration Company traded on the TSX Venture Exchange, Dynasty Metals & Mining Inc., a metals exploration company traded on the TSX Venture Exchange, and the British Columbia Museum Of Mining. Mr. Simpson spends 50% of his time on Company business.

Douglas Scheving graduated with Diplomas of Technology in Mining and Extractive Metallurgy from the British Columbia Institute of Technology in 1972 and has 20 years experience as a mill superintendent and 10 years experience in the administration of public mining exploration companies.  He has worked for Falconbridge in Canada and has also worked as mill superintendent at Mosquito Creek Gold Mines and the Sumac Ventures heap leach gold operation. Mr. Scheving was contractor and General Manager for the British Columbia Ministry of Environment for three years at a cyanide remediation and detoxification project near Grand Forks B.C.  In 1993 Mr. Scheving became involved with public mining exploration companies. He also currently serves as Corporate Secretary and a Director of Golden Dynasty Resources Limited, a mineral exploration company traded on the TSX Venture Exchange. Mr. Scheving spends 10% of his time on Company business.

Michael McPhie graduated with a B.Sc. (honours) from Simon Fraser University and an  M.Sc in Management and Environment from Royal Roads University. He is a principal in the firm HBA Management Consultants Ltd., a company that works with both resource companies and government on major project development, regulatory affairs, environmental management and stakeholder relations issues. In November 2004, he was named President and CEO of the Mining Association of British Columbia. Previously, he was senior policy adviser and project director for western Canada for Natural Resources Canada, and a consultant with Knight Piesold Ltd.

Paul MacNeill is an attorney practicing in the area of securities and finance law sine 1982. He holds a Bachelor of Law degree from the University of Toronto and is a member of the Bar in the Provinces of Ontario and British Columbia. Mr. MacNeill is currently a director and corporate secretary of America Mineral Fields, a copper explorer traded on the Toronto Stock Exchange; Corporate Secretary of Dasher Exploration Ltd., a diamond and precious metal exploration company traded on the TSX Venture Exchange; a director of Dynasty Metals & Mining Inc., a metals exploration company traded on the TSX Venture Exchange; Corporate Secretary and a director of Minefinders Corporation, a gold exploration company traded on the Toronto Stock Exchange and the American Stock Exchange; and a director of Northern Lion Gold Corporation, a gold exploration company traded on the TSX Venture Exchange. Mr. MacNeill spends approximately 5% of his time on Company business.

Robert Harley graduated with a Bachelor of Science degree in Applied Science (Geology) from the West Australian Institute of Technology in 1974, and has had 27 years experience in the exploration industry. He also worked for international mining groups, Amoco Minerals Australia Company and Cyprus Mines Corporation. Between 1996 and 1999, he was South American Manager for Climax Mining Limited conducting exploration of the La Cabeza gold deposit in Argentina. Since 1999 he has worked as a consultant geologist in central western New South Wales. Mr. Harley spends 100% of his time on Company business.

David Simpson is a Certified General Accountant who obtained his designation in 1975. Mr. Simpson graduated from the University of British Columbia in 1967 with a Bachelor of Arts Degree. He has been chief Financial Officer of the Company since June 2004. For the period 1997 to 2003, he was Business Manager, Treasury and Business Analysis Group for B.C. Ferry Services. He acted as Marine Sales Manager of Simpson Power Products from 1988 to 1996 and held the position of Controller of that firm from 1973 to 1986. From 1986 to 1988, he was Accountant at Resort Systems Inc. Mr. Simpson spends 30% of his time on Company affairs.

Susan McLeod is an attorney with a Bachelor of Laws degree and a Bachelor of Science degree from the University of British Columbia and is a member of the Bar of the Province of British Columbia, practicing securities and corporate finance law. She is currently an associate at MacNeill Law.  From September 1997 to September 2003, Ms. McLeod was an associate at the Vancouver, British Columbia law firm of Campney & Murphy.  She provides advice to both private and public companies, many of which are engaged in the exploration, development and production of mineral and natural resources properties. She spends approximately 5% of her time of Company affairs.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer.

Yale Simpson, Chairman, and David Simpson, Chief Financial Officer, are brothers.

Audit Committee

The Audit Committee is comprised of David Simpson, Douglas Scheving and Paul MacNeill. The committee meets with the Company’s independent accountants to periodically review the scope and results of the annual audit of the financial statements and related reporting matters prior to the submissions of the financial statements to the Board of Directors.

Compensation Committee

The Company also has an independent Compensation Committee comprised of Michael McPhie, Douglas Scheving and Paul MacNeill. The committee meets periodically to review the terms and conditions of employment and remuneration of employees, officers and consultants.

COMPENSATION

The Company has no arrangements pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed fiscal year.

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants stock options to directors, executive officers and employees; refer to ITEM #10, "Stock Options". Subject to shareholder and regulatory approval the Company has adopted an incentive stock option plan (the “Plan”).  The essential elements of the Plan provide that the aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the plan may not exceed 2,527,567.

Table No. 7 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 7

Summary Compensation Table

Name and Position	Year	Salary ($)	Bonus ($)	Other Compensation (1) (3)	Options Granted
Paul Ray, Former President (2)	2003 2002 2001	$12,000 $39,747 $39,349	Nil Nil	$ 4,580 $13,687 $13,400	60,000 Nil Nil

Bryce Roxburgh President and CEO	2003	$30,000	Nil	Nil	142,000

Douglas Scheving, Former Corporate Secretary and Director	2003 2002 2001	$35,031 $36,000 $36,000	Nil Nil Nil	$5,818 $5,850 $5,850	60,000 Nil Nil

Robert Harley, Vice-President, Exploration	2003	$78,559	Nil	Nil	80,000

Yale Simpson, Chairman and Director	2003	$4,000	Nil	$43,500	140,000

Andrew Gourlay, Director	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	35,000 Nil Nil

(1)

The Other Compensation paid to Mr. Ray and Mr. Scheving relates to rent on office space provided to the Company by the individuals.

(2)

Paul Ray, former President, received annual consulting fees from the Company through Limehall Pty., a private company wholly owned by Mr. Ray. Mr. Ray resigned as an officer and director of the Company in 2003.

(3)

Other Compensation paid to Mr. Simpson was financial advisory service with respect to financings and geological consulting services.

No funds were set aside or accrued by the Company during Fiscal 2003, 2002 or 2001 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Staffing

In addition to its five executive officers, the Company currently has ten employees in its Argentina office employed as exploration manager, property title manager, accountant, exploration assistants and administrative assistants.

Share Ownership

The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.

Table No. 8 lists, as of 12/31/2004, Directors and Executive Officers who beneficially own the Company’s voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group.

Table No. 8

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount & Nature of Beneficial Ownership	Percent of Class **

Common	Bryce Roxburgh (1)	1,674,000	10.27%
Common	Yale Simpson (2)	1,663,000	10.33%
Common	Douglas Scheving (3)	213,667	1.38%
Common	Michael McPhie (4)	100,000	0.66%
Common	Paul MacNeill (5)	1,110,500	6.91%
Common	Robert Harley (6)	226,606	1.46%
Common	David W.Y. Simpson (7)	50,000	0.32%
Common	Susan McLeod	None	N/A

	Total Officers and Directors	5,037,773	27.70%

(1)

Of these shares 500,000 represent share purchase options and 446,000 represent currently exercisable common stock purchase warrants.

(2)

Of these shares 140,000 represent share purchase options and 605,000 represent currently exercisable common stock purchase warrants.

(3)

Of these shares 120,000 represent share purchase options.

(4)

Of these shares 100,000 represent share purchase options.

(5)

Of these shares 350,000 represent share purchase options; 100,000 represent currently exercisable common stock purchase warrants; 265,000 represent currently exercisable common stock purchase warrants registered in the name of National Bank Financial of which Mr. MacNeill is the beneficial owner.

(6)

Of these shares 150,000 represent share purchase options.

(7)

Of these shares 50,000 represent share purchase options.

**   Based on 15,356,387 common shares issued and outstanding as of December 30, 2004 and stock options and warrants held by each beneficial holder exercisable within sixty days as detailed in Table Number 12, “Stock Options Outstanding” and common stock purchase warrants.

Item 7.  Major Shareholders and Related Party Transactions

The Company is aware of five persons and/or companies who it believes beneficially own 5% or more of the Company’s voting securities.

Person/Company	Number of securities held	% of outstanding
Yale Simpson (1)	1,663,000	10.33%
Bryce Roxburgh (2)	1,674,000	10.27%
Paul MacNeill (3)	1,110,500	6.91%
EH&P Investments (4)	1,275,000	8.03%
John Haggman	800,000	5.20%

(1)

Of these shares 140,000 represent share purchase options and 605,000 represent currently exercisable common stock purchase warrants.

(2)

Of these shares, 500,000 represent share purchase options; 446,000 represent currently exercisable common stock purchase warrants.

(3)

Of these shares, 350,000 represent share purchase options; 100,000 represent currently exercisable common stock purchase warrants; 265,000 represent currently exercisable common stock purchase warrants registered in the name of National Bank Financial of which Mr. MacNeill is the beneficial owner.

(4)

Of these shares, 525,000 represent common stock purchase warrants. EH&P Investments is a private investment company wholly-owned by Mr. Erwin Haas of Switzerland.

# based upon 15,356,387 common shares outstanding as of December 31, 2004.

No shareholders of the Company have different voting rights from any other shareholder.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

In 2003, Paul Ray, former President, was paid Administrative Fees of $12,000 (2002 - $39,747; 2001 - $39,349; 2000 - $36,000) through a private company, Limehall Pty., which is wholly owned by Mr. Ray. The Company also paid Mr. Ray $4,580 (2002 - $13,687; 2001 - $13,400; 2000 - $15,600) for rent for office space in the name of Mr. Ray. During the year ended December 31, 2003, the Company wrote-off $17,764 owed to the Company by Mr. Ray.

During the year ended December 31, 2003, Douglas Scheving, Corporate Secretary and a Director, was paid $35,031 (2002 - $36,000; 2001 - $36,000; 2000 - $36,000) in Administrative Fees. Mr. Scheving was also paid $5,818 (2002 - $5,850; 2001 - $5,850; 2000 - $5,850) for rent for office space in the name of Mr. Scheving.

In 2003, Exploration and Development Costs totaling $30,000 (2002 - $Nil) were paid or accrued to Bryce Roxburgh, the President and CEO of the Company.

Exploration and development costs totalling $6,000 (2002 - $Nil), share issue costs totalling $27,500 (2002 - $Nil), deferred share issue costs totalling $10,000 (2002 - $Nil) and management fees totalling $4,000 (2002 - $Nil) were paid or accrued in 2003 to a corporation controlled by Yale Simpson, the Chairman of the Company.

During 2003, the Company acquired a 50% direct interest and a 50% escrowed interest in Cognito Limited, a private company which owned an interest in the La Cabeza project in Argentina, from Rowen Limited, a private Hong Kong company, for $25,000 cash and 1,600,000 common shares of the Company. At the Company’s option, it may acquire the currently escrowed 50% interest for a further payment of 2.5 million common shares or $2.5 million cash. Bruce Roxburgh is a 50% owner of Rowen Limited and, subsequent to the acquisition by the Company, was named President and a Director of Exeter.

During 2003, the Company acquired 100% of Estelar Ltd., a private British Virgin Islands Company which had the right to earn an interest in 4 mineral exploration properties in Argentina. In consideration of the acquisition, the Company issued 1,000,000 common shares and granted Estelar a 2% NSR on the acquired property interests. Yale Simpson was majority owner of Estelar and received 713,000 common shares of the Company for his interest. Subsequent to the acquisition of Estelar, Mr. Simpson was named Chairman and a Director of the Company.

In April 2003, the Company issued shares of common stock at a deemed price of $0.165 per share to settle certain outstanding debt amounts. Several non-arms length parties or insiders received common shares in the settlement agreement. Paul Ray, former President and director, received 393,813 common shares to settle debt owed of $64,979.19 which was due for outstanding consulting fees, rent and certain other Company expenses paid by Mr. Ray. Douglas Scheving, Corporate Secretary and director, received 473,167 common shares to settle debt owed of $78,072.70 which was due for Administrative Fees, and certain Company expenses paid by Mr. Scheving. Michael Callaghan, former Corporate Secretary, received 107,575 common shares to settle debt owed of $17,750 owed for preparation and construction of the Company’s website. Robert Harley received 76,606 common shares to settle debt owed of $12,640 owed for consulting work related to preparation of reports on the La Cabeza project and editing of the Company’s website. At the time of the settlement, Mr. Harley was a consultant to the Company, but subsequent to the settlement, he was appointed as an officer of the Company.

Pursuant to a Private Placement which closed July 21, 2003, the Company paid Finder’s Fees of $22,500 cash to Yale Simpson and $3,750 to Paul MacNeill. Subsequent to the announcement of the Private Placement, Mr. Simpson became a Director of the Company. Subsequent to the closing of the Private Placement, Mr. MacNeill became a Director of the Company. Pursuant to a Private Placement which closed October 30, 2003, the Company paid Finder’s Fees of $5,000 cash to Yale Simpson.

On November 8, 2004, the Company closed a non-brokered private placement of 1,400,000 units at a price of $1.00 per unit. Company directors Bryce Roxburgh (246,000 units), Paul MacNeill (265,000 units) and Yale Simpson (220,000 units) participated in the placement. A portion of this placement was funded by the proceeds of an arranged sale of 1,150,000 common shares at a price of $1.05 per share through the facilities of the TSX Venture Exchange by sellers which included the Company’s directors.

Item 8.  Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Jones, Richards and Company, Certified General Accountants, is included herein immediately preceding the financial statements and schedules.

There have been no significant changes of financial condition since the most recent financial statements dated September 30, 2004 other than described below:

-

On November 18, 2004, the Company closed the private placement of 1,400,000 common stock units at a price of $1.00 per unit for total gross proceeds of $1,400,000. Each unit consisted of one common share and one common share purchase warrant, exercisable at a price of $1.35 until November 18, 2006.

-

On January 20, 2005, the TSX Venture Exchange consented to an extension of the expiry date of 2,079,150 warrants, each exercisable into one common share at $1.35, from January 12, 2005 to April 12, 2005. An early termination provision has also been added to the warrants, whereupon in the event of the closing price of the Company’s common shares on the TSX Venture Exchange should reach or exceed $1.50 for a period of 10 consecutive days, the holders will be required to exercise their warrants within 30 days at which time the warrants will expire.

Item 9. The Offer and Listing

As of December 31, 2003, the authorized capital of the Company consisted of 100,000,000 of common shares without par value. There were 8,512,837 common shares issued and outstanding as of December 31, 2003, the date of the Company’s most recent audited financial statements; 13,667,837 common shares outstanding as of September 30, 2004; and 15,356,387 common shares outstanding as of December 31, 2004.

NATURE OF TRADING MARKET

The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Trust Company located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, Canada, V6C 3B9.

On 8/31/04, the Company’s investigation into the registered and beneficial common shareholders showed over 100 Canadian shareholders. The Company found 189 holders resident in the United States holding 1,329,504 common shares, or 9.73% of the total issued and outstanding shares.

Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has in excess of 250 beneficial owners of its common shares.

The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

The Company's common shares are listed for trading on the TSX Venture Exchange in Vancouver, British Columbia, Canada.  The Company’s stock symbol is “XRC”, and the CUSIP number is #301835104

Table No. 9 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for the last ten fiscal quarters.

Table No. 9

TSX Venture Exchange

 Common Shares Trading Activity

Period	Share Sales – CDN$
	High	Low	Close
December 2004	$1.54	$1.23	$1.32
November 2004	$1.67	$0.98	$1.32
October 2004	$1.14	$0.87	$1.05
September 2004	$0.90	$0.90	$0.90
August 2004	$0.98	$0.98	$0.98
July 2004	$1.24	$0.89	$1.00

Three Months Ended 12/31/04	$1.67	$0.87	$1.32
Three Months Ended 9/30/04	$1.24	$0.89	$0.90
Three Months Ended 6/30/04	$1.63	$0.71	$0.85

Three Months Ended 3/31/04	$1.40	$0.91	$1.20
Three Months Ended 12/31/03	$1.25	$0.54	$1.08
Three Months Ended 9/30/03	$0.65	$0.285	$0.65
Three Months Ended 6/30/03	$0.39	$0.235	$0.32

Three Months Ended 3/31/03	$0.30	$0.22	$0.28
Three Months Ended 12/31/02	$0.30	$0.18	$0.22
Three Months Ended 9/30/02	$0.30	$0.20	$0.30
Three Months Ended 6/30/02	$0.40	$0.30	$0.30
Three Months Ended 3/31/02	$0.40	$0.30	$0.40
Three Months Ended 12/31/01	$0.60	$0.30	$0.30
Three Months Ended 9/30/01	$0.60	$0.50	$0.50

Fiscal Year Ended 12/31/04	$1.67	$0.71	$1.32
Fiscal Year Ended 12/31/03	$1.25	$0.22	$1.08
Fiscal Year Ended 12/31/02	$0.40	$0.18	$0.22
Fiscal Year Ended 12/31/01	$1.00	$0.30	$0.30
Fiscal Year Ended 12/31/00	$2.50	$0.90	$1.00

#All stock price trading data for dates before October 10, 2002 have been adjusted to reflect a 1 for 10 reverse stock split.

In May 2004, the Company acquired a listing on the Frankfurt (Germany) Stock Exchange under the symbol EXB. Table No. 9A details the common stock trading volume, high, low and closing sales prices on the Frankfurt Exchange since its listing.

Table No. 9A

Frankfurt Stock Exchange

 Common Shares Trading Activity

Period	Sales of Shares - Euros
	High	Low	Close

December 2004	0.95	0.72	0.72
November 2004	1.07	0.65	0.95
October 2004	0.73	0.55	0.70
September 2004	0.58	0.45	0.54
August 2004	0.65	0.53	0.60
July 2004	No Trades
June 2004	0.69	0.69	0.69
May 2004	No Trades

Table No. 10 lists, as of 12/31/04, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table 10

Share Purchase Warrants Outstanding

Number		Exercise Price	Expiry Date

2,079,150	(1)	$ 1.35	April 12, 2005
175,000		$ 0.23	March 6, 2005
155,000		$ 0.22	March 31, 2005
1,345,000		$ 0.75	October 30, 2005
1,400,000		$ 1.35	November 18, 2006
5,154,150

(1)

These warrants had an original expiration date of January 12, 2005, but were extended until April 12, 2005. They have a forced conversion clause which will require holders to exercise within 30 days after the price of the common stock reaches $1.50 or more for 10 consecutive trading days on the TSX Venture Exchange.

Except for the stock options and share purchase warrants described above, there are no other outstanding options, warrants or other rights to purchase securities of the Issuer to which the Issuer is party.

American Depository Receipts.  Not applicable.

Other Securities to be Registered. Not applicable

The TSX Venture Exchange

The TSX Venture Exchange (“TSX”) is a result of the acquisition of the Canadian Venture Exchange by the Toronto Stock Exchange.

The Canadian Venture Exchange was a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange which took place on November 29, 1999. On August 1, 2001, the Toronto Stock Exchange completed its purchase of the Canadian Venture Exchange from its member firms and renamed the Exchange the TSX Venture Exchange. The CDNX currently operates as a complementary but independent exchange from its parent.

The initial roster of the TSX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Toronto, Montreal and Winnipeg Stock Exchanges. The TSX is a venture market as compared to the Toronto Stock Exchange which is Canada’s senior market and the Montreal Exchange which is Canada’s market for derivatives products.

The TSX currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.  The corporate office for the TSX is located in Calgary and the operations office is located in Vancouver.

The TSX is a self-regulating organization owned and operated by the TSX Group.  It is governed by representatives of its member firms and the public.

The TSX Group acts as a business link between TSX members, listed companies and investors. TSX policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Regulation of the TSX Venture Exchange, its member firms and its listed companies is the responsibility of Market Regulation Services Inc. (“RS”) which was created as a joint initiative of The Toronto Stock Exchange Inc. and the Investment Dealers Association of Canada.

RS is recognized as a self-regulatory entity in the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec. As a Regulation Service Provider, RS provides independent regulation services to marketplaces (existing exchanges, quotation and trade reporting systems (QTRSs) and alternative trading systems (ATSs) and their participants in Canada that contract with RS Inc. for the provision of regulation services. As a national regulator for the Canadian marketplace, it is the first independent regulator of its kind for the Canadian securities market.

RS administers, oversees and enforces the Universal Market Integrity Rules (“UMIR”). To ensure compliance with UMIR, RS monitors real-time trading operations and market-related activities of marketplaces and participants. RS also enforces compliance with UMIR by investigating alleged rule violations and administering any settlements and hearings that may arise in respect of such violations.

RS's areas of responsibility include Market Surveillance; Operations and General Counsel (Market Policy); and Investigations and Enforcement.

The Market Surveillance division monitors all securities trading for compliance with the Universal Market Integrity Rules and marketplace specific rules. Market Surveillance also investigates irregularities and complaints relating to trading on marketplaces for which RS acts as regulation services provider to ensure a fair and orderly marketplace for all participants. This division is responsible for market supervision, which includes monitoring trading activity and timely disclosure, as well as preliminary investigations and trade desk compliance.

The market surveillance department issues TSX notices to inform the public of halts, suspensions, delists and other enforcement actions.  All TSX notices can be found on the TSE/TSX website at www.tsx.com.  In the public interest, trading halts or suspensions are maintained until the surveillance department is satisfied that there is adequate disclosure of the company’s affairs and a level playing field for investors. By Exchange policy, the department also reviews and approves certain types of transactions for all TSX listed companies. These types of transactions includes option grants, private placements and other share issuances, mergers and acquisitions, property-asset acquisitions and dispositions, loans, bonuses and finder’s fees, changes of business, name changes, stock splits, and related party transactions. If the Exchange’s review of such transactions finds them to be contrary to the public interest or is in violation of policy, approval for the transaction will be denied and any action taken by the company towards the completion of the transaction must be reversed.

The Operations and General Counsel division is responsible for the development and  implementation UMIR as well as providing interpretations of, or exemptions from, UMIR with the goal of promoting market integrity. This division also coordinates all operational activities of RS including strategic planning and overall organizational matters. Finally, the General Counsel's office of this division is responsible for all legal services and matters relating to RS's Board of Directors.

The Investigation and Enforcement division is responsible for conducting investigations and prosecutions of violations of the UMIR and Policies and market integrity and market quality rules specific to the TSX. Functions of this division include Investigations, Enforcement and Investigative Research.

a) Investigations

Investigations focus on activities that may be in breach of the UMIR and/or the rules of the TSX. The types of violations frequently investigated include high closings, market manipulation, client priority trading violations, unapproved trading, trading in restricted securities and conduct inconsistent with the just and equitable principles of trade.

Requests for investigations come primarily from the Market Surveillance division of RS. Other sources include the provincial securities commissions, the Operations and General Counsel division, marketplaces, and in some instances, the general public. Investigators also lend assistance to investigations conducted by provincial securities commissions.

b) Enforcement

Once an investigation is complete and a decision has been made to proceed with a prosecution a statement of allegations is served upon the concerned party which references the rule or rules alleged to have been in violation. An Offer of Settlement is also presented to the concerned party, who can either accept or reject the Offer of Settlement. If accepted, the Offer of Settlement must be approved by a hearing panel of RS. The hearing panel may accept the Offer of Settlement or reject it. If the Offer of Settlement is rejected by either the concerned party or by a settlement hearing panel, a Notice of Hearing is issued and served upon the concerned party and the matter proceeds to a hearing before a hearing panel. If the hearing panel determines that an applicable requirement has been violated, it may impose a range of penalties, including a reprimand, a fine, or the restriction, suspension or revocation of access to a marketplace. After all hearings, there is an official public notification concerning the outcome of the hearing and the penalty or remedy imposed.

c) Investigative Research

The Investigative Research Division performs in-depth corporate research relating to officers, directors, and significant shareholders of organizations applying to list securities on the TSX , or applying to obtain access to the marketplace's trading systems. Due diligence is a major function of the Enforcement division. The overall goal is to improve communication and to raise the standards of compliance in the securities trading industry.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following Self-Regulatory Organizations: the TSX, the Montreal Exchange, the Toronto Stock Exchange, the Toronto Futures Exchange and the Investment Dealers Association of Canada.

United States Market

Upon this Registration Statement being declared effective, the Company will be subject to the reporting obligations and requirements under the Exchange Act of 1934. However, as a Foreign Private Issuer, the Company will be exempt from sections 14(a), 14(b), 14(c), 14(f) and 16 of the Act, which includes the Proxy Rules of Section 14 and the Short-Swing Profit Rules of Section 16.

Legal Proceedings

The Company knows of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Item 10.  Additional Information

The Company has, in part, financed its operations through the issuance of common shares through private placements and the exercise of common stock purchase warrants and options. The sales of the Company’s common shares during the last 3 fiscal years are as follows:

On November 18, 2004, the Company closed the private placement of 1,400,000 common stock units at a price of $1.00 per unit for total gross proceeds of $1,400,000. Each unit consisted of one common share and one common share purchase warrant, exercisable at a price of $1.35 until November 18, 2006. As Finders Fees for the placement, the Company paid $55,000 cash to Capital First Inc. and $21,500 cash to Haywood Securities Inc.

On January 21, 2004, the Company completed a private placement of 4,000,000 units at a price of $1.00 per unit for gross proceeds of $4,000,000. Each unit consisted of one common share and one-half of a common share purchase warrant. Each warrant is exercisable into one common share at price of $1.35 until January 21, 2005. The warrants have a forced conversion feature that in the event the Company’s common stock trades at or about a price of $1.75 for 10 consecutive trading days, the warrant holder have 30 days to exercise the warrants or they will expire unexercised. As Finders Fees for the placement, the Company also issued 367,700 warrants, exercisable on the same terms as above, and $221,290 cash. Capitalfirst Inc. received $67,750 cash and 135,500 warrants; Erwin Haas received $22,500 and 45,000 warrants; Dundee Securities received $4,550 and 6,500 warrants; and Haywood Securities received $126,490 and 180,700 warrants.

Upon the exercise of options, in 2004 the Company issued 35,000 shares for proceeds of $14,175.  Pursuant to the exercise of warrants, the Company issued a total 335,000 common shares in 2004 for proceeds $83,750.

In 2003, the Company issued 60,000 shares at a price of $0.22 per share for a total consideration of $13,200 for the exercise of options. The Company also issued 345,000 shares in 2003 for the exercise of share purchase warrants as follows: 170,000 shares at a price of $0.25 per share for a total consideration of $42,500; and 175,000 shares at a price of $0.20 per share for a total consideration of $35,000.

In the year ended December 31, 2003, the Company settled all of its outstanding debt through the issue of shares for debt. Debts totalling $189,642 were settled in exchange for 1,149,343 shares at a price of $.165 per share. In payment, the former President of the Company received 393,813 shares and the Corporate Secretary and director of the Company received 473,167 shares. (see Related Party Transactions.) Other arms’ length creditors received the balance of 282,363 shares.

On October 29, 2003, the Company completed a private placement of 1,345,000 units at a price of $0.53 per unit for gross proceeds of $712,850. Each unit consisted of one common share and one common share purchase warrant exercisable at a price of $0.75 per share until October 30, 2005.

On July 22, 2003, the Company completed a private placement of 1,290,000 units at a price of $0.25 per unit for gross proceeds of $322,500. Each unit consisted of one common share and one common share purchase warrant exercisable at a price of $0.25 until July 22, 2004. As finder’s fees, $3,750 cash was paid to Paul MacNeill and $17,500 cash was paid to Yale Simpson.

On March 31, 2003, the Company completed a private placement of 155,000 units at a price of $0.165 per unit for gross proceeds of $25,575. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable into one common share at a price of $0.22 until March 31, 2005.

On March 6, 2003, the Company completed a private placement of 350,000 units at a price of $0.15 per unit for gross proceeds of $52,500. Each unit consisted of one common share and one common share purchase warrant exercisable at a price of $0.20 until March 6, 2004 or at a price of $0.23 from March 6, 2004 until March 6, 2005.

No United States citizens have participated in any of the Company’s Private Placements.

Over the last 5 years, the Company has issued 3,766,843 common shares, or 28.2% of the currently issued and outstanding shares, for assets other than cash. These issuances include 1,149,343 shares issued pursuant to settlement of outstanding debts, 2,600,000 for acquisition of mineral exploration property interests, and 17,500 for Finder’s Fees.

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange

The exercise prices for stock options are determined in accordance with TSX Venture Exchange and British Columbia Securities Commission guidelines and are priced on the day on which the Directors grant the stock options. The maximum term of each stock option does not exceed five years, or 10 years for a Tier 1 issuer on the Exchange.

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 11 as of 12/31/2004, as well as the number of options granted to Directors and all employees as a group.

Table No. 11

Stock Options Outstanding

Optionee Name	Number of Shares of Common Stock	CDN$ Exercise Price	Expiry Date

Bryce Roxburgh	60,000 82,000 358,000	$0.22 $0.405 $1.08	03/20/08 08/15/08 01/21/09

Yale Simpson	47,000 93,000 360,000	$0.22 $0.405 $1.08	03/20/08 08/15/08 01/21/09

Douglas Scheving	60,000 60,000 10,000	$0.22 $1.08 $1.41	03/20/08 01/21/09 04/07/09

Paul MacNeill	100,000 250,000	$0.045 $1.08	8/15/03 01/21/09

Michael McPhie	100,000	1.00	10/08/09

Susan McLeod	None	N/A	N/A

David Simpson	40,000 10,000	$0.90 $0.85	06/14/04 06/21/09

Robert Harley	80,000 20,000 50,000	$0.405 $1.08 $1.41	08/15/08 01/21/09 04/07/09

Total Officers and Directors (8 persons)	1,780,000
Total Employees and Consultants (15 persons)	934,750
Total Officers/Directors/Employees and Consultants	2,714,750

Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”).  The essential elements of the Plan provide that the aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the plan may not exceed 2,576,567.  Subsequent to the ratification of the Plan, the Company applied to the TSX Venture Exchange to increase its authorized options grantable under the Plan to 3,067,917. This change was approved by the TSX Venture Exchange on January 5, 2005. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company’s shares immediately preceding the grant date, less the maximum discount permitted by TSX Venture Exchange Policy), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange. Stock options granted under the Plan are subject to vesting restrictions such that one-quarter of the option shall vest on the award date, and one-eighth shall vest every three months thereafter such that the entire option shall have vested eighteen months after the award date.

A copy of the Proxy and Information Circular, including a summary of the Plan, which was approved by the shareholders and the Company’s annual general meeting on June 16, 2004, is included as an exhibit to this Registration Statement.

Except for the stock options and share purchase warrants described above, there are no other outstanding options, warrants or other rights to purchase securities of the Issuer to which the Issuer is party.

Memorandum and Articles of Association

The Company is incorporated under the laws of British Columbia and is governed under the Company Act of British Columbia (“The Company Act” or “The Act”).

The Memorandum and Articles of the Company (the “Articles”) do not address the Company’s objects and purposes and there are no restrictions on the business the Company may carry on in the Articles of Incorporation.

A Director may not vote in respect of the approval of any contract or transaction with the Company in which he is interested, or are shareholders, directors or officers of such other company, corporation or association.

Part 8 of the Articles details the Directors’ borrowing powers. The Directors may from time to time on behalf of the Company:

(a)

Borrow money in a manner and amount, on any security, from any source and upon any terms and conditions;

(b)

Issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person; and

(c)

Mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).

There are no age considerations pertaining to the retirement or non-retirement of directors.

A Director is not required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by The Act, to become or act as a Director.

There are no specified limits upon a director’s ability to hold any office or place of profit with the Company in conjunction with his office of director. Directors are repaid such reasonable traveling, hotel and other expenses as they may incur in conducting the business of the Company. If any director performs extra services for the Company, he is be entitled to receive remuneration fixed by the Board of Directors or the Company at a general meeting.

The Company indemnifies any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether or not it is brought by the Company or civil, criminal or administrative, by reason of the fact that he is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent. This coverage is against all costs, charges and expenses, including legal fees and any amount paid to settle the action or proceeding or satisfy a judgment, if he acted honestly and in good faith with a view to the best interest of the corporation and exercised the care, diligence and skill of a reasonably prudent person and had reasonable grounds for believing that his conduct was lawful. No indemnification will be made except to the extent approved by the Supreme Court of British Columbia pursuant to the Company Act or any other statute. The Company indemnifies any person other than a director in respect of any loss, damage, cost, or expense whatsoever incurred by him while acting employee or agent for the Company unless such loss, damage, cost or expense arises out of failure to comply with instructions, or the willful act, default or fraud by or of such person, in which case the Company only indemnifies such person if the directors so decide or the Company directs by ordinary resolution.

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Company Act.  Unless the Company Act or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company Act of British Columbia contains provisions which require a "special resolution" for effecting certain corporate actions.  Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage.  The principle corporate actions that require a "special resolution" include:

a. transferring the Company's jurisdiction from British Columbia to another jurisdiction;

b. giving financial assistance under certain circumstances;

c. certain conflicts of interest by Directors;

d. disposing of all/substantially all of Company's undertakings;

e. removing Director before expiration of his term of office;

f. certain alterations of share capital;

g. changing the Company name;

h. altering any restrictions on the Company's business;

i. certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

There is no liability to further capital calls by the Company.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The rights of holders of the Company’s stock can only be altered by a Special Shareholders’ meeting.

Subject to Article 9.2 of the Articles, and to The Act, the first annual general meeting shall be held within 15 months from the date of incorporation and the following annual general meetings shall be held once in every calendar year at a time, not being more than 13 months after the holding of the last preceding annual general meeting, and at a place as the Directors shall appoint.  In default of the meeting being held, the meeting shall be called by any two members in the same manner as nearly as possible as that in which meetings are to be called by the Directors.

The Directors may, whenever they think fit, convene a general meeting.  A general meeting, if requisitioned in accordance with The Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in The Act.

Not less than 21 days’ notice of any general meeting specifying the time and place of meeting and in case of special business, the general nature of that business shall be given in the manner mentioned in Article 22 of the Articles, or in such other manner, if any, as may be prescribed by ordinary resolution whether previous notice has been given or not, to any person as may by law or under these Articles or other regulations of the Company entitled to receive the notice from the Company.  But the accidental omission to give notice of any meeting to, or the non-receipt of any notice, by any person shall not invalidate any proceedings at that meeting.

Persons entitled to notice of a general meeting may waive or reduce the period of notice convening the meeting, by unanimous consent in writing, and may give such waiver before, during or after the meeting.

There are no limitations on the rights to own securities.

There is no provision of the Company’s Articles, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Shareholder ownership must be disclosed to the British Columbia Securities Commission and the TSX Venture Exchange by any shareholder who owns more than 10% of the Company’s common stock.

Material Contracts

The Company is currently a party to five contracts which management considers to be material to the Company and its assets and operations.

1.  Agreement dated January 18, 2003, between the Company, Cognito and Rowen Limited regarding the acquisition of a 50% interest in Cognito from Rowen. To acquire a 50% interest in Cognito, Exeter paid to each of the beneficiaries of Rowan., Bryce Roxburgh and John Haggman, 400,000 common shares of Exeter and is required to make expenditures on the La Cabeza project of US$150,000 in year 1, US$500,000 in year two and a total cumulative expenditure of US$3,000,000 and the completion of a bankable feasibility study by the end of year 4. Expenditure after a bankable feasibility study would be pro-rata according to equity in Cognito. If Cognito elected not to contribute, it would retain a 15% carried interest. Exeter would also be bound by the underlying Cognito-Carotti Agreement (as described under Material Contract #3 below). The agreement is considered to be with a non-arms length party as Bryce Roxburgh was appointed as President and Director of Exeter subsequent to the signing of the agreement.

2.  Agreement dated May 2, 2003, between the Company and Cognito and Rowen regarding the Company’s acquisition of the additional 50% interest in Cognito from Rowen. To acquire the remaining 50% interest in Cognito (for 100% total), Exeter paid C$25,000 to Rowen as partial reimbursement of costs and issued an additional 400,000 common shares to each of the beneficiaries of Rowen, Bryce Roxburgh and John Haggman. Additionally, within 30 days of the expenditure of US$3 million on the property by the Company or completion of a bankable feasibility study, the Company must make further payment to Rowen of either:

a)  2.5 million common shares of Exeter, adjusted for any consolidation or share splits, or

b)  CDN$2.5 million cash.

If the payment is made upon the expenditure of the US$3 million, final settlement of the agreement by the Company will be subject to a fairness report by an independent expert stating the project has sufficient value to warrant the transaction. If Exeter declines to make the required payment, 50% of the common shares of Cognito will be transferred back to Rowen, who will then determine the future work, expenditure, dilution of non-contributing parties and general progress of the La Cabeza project.

The agreement is considered to be with a non-arms length party as Bryce Roxburgh was appointed as President and Director of Exeter subsequent to the signing of the agreement.

3.  Agreement amongst Cognito, and Martin Antonio Carotti and Claudia Viviana Rubinstein, the vendors of the La Cabeza property dated February 7, 2003. The Company, as owner of Cognito, is bound by the terms of the original agreement regarding the acquisition of an interest in the La Cabeza property by Cognito. Cognito could earn a 75% interest in the property by the earlier of the completion of a positive bankable feasibility study or by making annual cash payments up to November 28, 2012 under the following schedule:

Cash payments totalling US$525,000 as follows:

-

US$5,000 due December 15, 2002 (paid CAN$7,889);

-

US$15,000 on or before December 15, 2003 (paid CAN$19,961);

-

US$25,000 on or before December 15, 2004;

-

US$35,000 on or before December 15, 2005;

-

US$45,000 on or before December 15, 2006; and

-

US$50,000 on or before December 15 of each year thereafter up to and including December 15, 2014.

If the Company completes a positive feasibility study before November 28, 2012, the Company will be deemed to have earned its 75% interest and no further cash payments under the option agreement will be due.

The Company may increase its interest in the property by an additional 25% (to an overall 100% interest) by giving notice to the vendors of its intent to issue the vendors a 3.5% NSR in exchange for the remaining interest. The Company has given notice to the vendors of its intent to issue the NSR. The Company may acquire the NSR from the vendors for the payment of US$1 million, either as a lump sum or in four equal annual installments of US$250,000.

4.  Agreement amongst the Company, Yale Simpson and Sofisco Nominees Limited, the owners of Estelar Resources Limited, a British Virgin Islands corporation, dated May 2003 regarding the acquisition of a 100% interest in Estelar by the Company. In consideration of the acquisition, the Company agreed to issue 1,000,000 common shares total to Yale Simpson (713,000 common shares) and the Sofisco Nominees Limited (287,000 common shares). The Acquisition is considered to be “non-arms length” as Mr. Simpson was appointed Chairman and a Director of the Company subsequent to the acquisition.

5.  Agreement dated October 1, 2003, between the Company’s subsidiary, Estelar Resources Limited and Minera Rio de la Plata S.A. (“MRP”) regarding the acquisition of an option on 3 mineral exploration properties; Agua Nueva, La Ramada and Rosarita South Projects (comprised of forty-five mineral concessions) designated “the Estelar properties”. To acquire a 100% interest in the properties, the Company agreed to cash payments under the following schedule:

-

Cash payments totalling $440,000 as follows:

-

$5,000 on signing of the Agreement;

-

$7,500 on or before October 1, 2004;

-

$12,500 on or before October 1, 2005;

-

$20,000 on or before October 1, 2006;

-

$25,000 on or before October 1, 2007;

-

$30,000 on or before October 1, 2008;

-

$40,000 on or before October 1, 2009; and

-

$50,000 on or before October 1 of each year thereafter to 2015.

In the event a decision is made to build and operate a mine on any of the projects, the Company is not obliged to make any remaining option payments subsequent to the date of that decision.

There are no exploration expenditure commitments on any of the properties. MRP retains a 2% NSR. The Company may purchase the NSR for C$750,000, either in a lump sum payment or in 3 equal annual installments of C$250,000.

Under the agreement, Exeter has the right at any time to sell, assign, transfer or mortgage to anyone the whole or part of its rights and obligations to the properties.

6. By an Exploration and Option Agreement dated December 30, 2003, between the Company and CVSA, the Company may acquire a 100% interest (subject to a 2% NSR) in the Cerro Moro, Santa Cruz, Chubut and Rio Negro Projects (comprised of thirty-nine mineral concessions) located in the Santa Cruz, Chubut and Rio Negro Provinces of Argentina for consideration of:

-

Cash payments totalling US$100,000 as follows:

-

US$75,000 on or before March 30, 2004 (subsequently paid); and

-

US$25,000 on or before September 30, 2004.

-

Incurring exploration expenditures totalling US$3,000,000 as follows:

-

US$250,000 on or before December 30, 2004;

-

US$500,000 on or before December 30, 2005;

-

US$750,000 on or before December 30, 2006;

-

US$750,000 on or before December 30, 2007; and

-

US$750,000 on or before December 30, 2008.

Once the Company has incurred exploration expenditures of US$3,000,000 on any one of the projects, the vendor retains the right to buy back a 60% interest in that project by paying the company 2.5 times the Company's exploration expenditures on the Project and funding the project to a bankable feasibility study. The vendor may earn an additional 10% interest in the project (for a total 70% interest) by financing the Company's share of mine development costs.  Should the vendor elect not to exercise its back in right, its interest will revert to a 2% NSR on that project.

EXCHANGE CONTROLS AND OTHER LIMITATIONS

AFFECTING SECURITY HOLDERS

Except as discussed in Item #9, the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares.  There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

The Investment Canada Act (the "IC Act") governs acquisitions of Canadian business by a non-Canadian person or entity. The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada.  The IC Act provides, among other things, for a review of an investment in the event of acquisition of "control" in certain Canadian businesses in the following circumstances:

1. If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement ("NAFTA") and/or the World Trade Organization ("WTO") ("NAFTA or WTO National"), any direct acquisition having an asset value exceeding $179,000,000 is reviewable. This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada.  This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

2. If the investor is a non-Canadian and is not a NAFTA or WTO National, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000 is reviewable.

3. If the investor is a non-Canadian and is NAFTA or WTO National, an indirect acquisition of control is reviewable if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services or cultural services (as set forth above).

Finally, certain transactions prescribed in the IC Act are exempted from review altogether.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the IC Act.  However, under the IC Act, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity.  An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is reviewable under the IC Act, the investment may not be implemented unless it is likely to be of net benefit to Canada.  If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment.  Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control by Canadian businesses by non-Canadian investors.  The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

TAXATION

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Company’s opinion.  The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Registration Statement and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

CANADIAN INCOME TAX CONSEQUENCES

Disposition of Common Stock.

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the Common Shares constitute “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one half of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one half of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Management urges holders and prospective holders of common shares of the Company to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion.  Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns.

Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

Statement by Experts

The Company’s auditors for its financial statements for each of the preceding three years was Jones Richards & Company, Certified General Accountants,900 – 1200 Burrard Street, Vancouver, B.C. V6Z 2C7. Their audit reports for the years ended December 31, 2003, 2002 and 2001 are included with the related financial statements in the Registration Statement with their consent filed as an exhibit.

Documents on Display

Copies of the documents named in this Registration Statement can be inspected at the Company’s offices in Vancouver, British Columbia.

Item 11.  Disclosures about Market Risk

The Company’s mineral properties are all currently at the exploration stage and the Company’s operations are limited to exploring those properties. Therefore, Exeter’s market risks are minimal. The Company does, however, have future property payments due in United States currency. As a Canadian Company, Exeter’s cash balances are kept primarily in Canadian funds. Therefore, the Company is exposed to some exchange rate risk. The Company considers the amount of risk to be manageable and does not currently, nor is likely in the foreseeable future, conduct hedging to reduce its exchange rate risk.

Item 12.  Description of Other Securities

Not Applicable

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Modifications of Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15. Controls and Procedures

Not Applicable

Item 16A. Audit Committee Financial Expert

Not Applicable

Item 16B. Code of Ethics

Not Applicable

Item 16C. Principal Accountant Fees and Services

Not Applicable

Item 16D. Exemptions from Listing Standards for Audit Committees

Not Applicable

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Part III

Item 17.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in Note 17 to the December 31, 2003 audited financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Jones Richards & Company, Certified General Accountant, is included herein immediately preceding the financial statements and schedules.

Item 18.  Financial Statements

The Company has elected to provide financial statements pursuant to ITEM #17.

Item 19.  Exhibits

(A1)  The financial statements thereto as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The report of Jones Richards & Company, Certified General Accountants, for the audited financial statements are included herein immediately preceding the audited financial statements.

Audited Financial Statements

Auditor’s Report, dated April 7, 2004

Consolidated Balance Sheets at September 30, 2004 (unaudited), September 30, 2003 and 2002.

Consolidated Statements of Earnings (Loss) for the Nine Months Ended September 30, 2004 (unaudited) and the years ended December 31, 2003, 2002, and 2001.

Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2004 (unaudited) and the years ended December 31, 2003, 2002, and 2001.

Consolidated Statements of Retained Earnings (Deficit) for the Nine Months Ended September 30, 2004 (unaudited) and the years ended December 31, 2003, 2002, and 2001.

Notes to Consolidated Financial Statements

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS (cont.)

(B)  Index to Exhibits:

1. Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws

2. Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***
3. Voting Trust Agreements – N/A

4. Material Contracts

   a. Agreement between the Company and Cognito Limited and Rowen Limited regarding the acquisition of a 50% interest in Cognito by the Company.

   b. Agreement between the Company and Cognito Limited and Rowen Limited regarding the acquisition of a further 50% interest in Cognito by the Company.

   c. Agreement between Cognito Limited and Martin Antonio Carotti and Claudia Viviana Rubenstein regarding the option of the La Cabeza property.

   d. Agreement between the Company and Yale Simpson and the Sofisco Nominees Limited regarding the purchase of a 100% interest in Estelar Resources Limited.

   e. Agreement between Estelar Resources Limited and Minera Rio de la Plata regarding the acquisition of an interest in 3 mineral projects by Estelar.

   f.  Agreement between the Company and CVSA

5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A

8. List of Subsidiaries

  a.  Cognito Limited, a British Virgin Islands Corporation, which is 50% directly owned and 50% beneficially owned in escrow.

  b.  Estelar Resources Ltd., a British Virgin Islands Corporation, which is 100% owned by  the Company.

9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10.Other documents Information Circular/Management Proxy as of April 23, 2004 Form of Proxy for the Annual General Meeting held on June 16, 2004 Auditor Consent Form Signature Page

EXETER RESOURCE CORPORATION

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

YEARS ENDED DECEMBER 31, 2003, 2002 and 2001

AUDITORS’ REPORT

To the Shareholders of

   Exeter Resource Corporation

We have audited the consolidated balance sheets of Exeter Resource Corporation as at December 31, 2003 and December 31, 2002, the consolidated statements of operations and deficit, the consolidated statements of cash flows, the consolidated statements of shareholders’ equity and the consolidated schedules of deferred exploration and development costs for each of the years in the three year period ended December 31, 2003.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and December 31, 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.  As required by the Company Act of the Province of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

CERTIFIED GENERAL ACCOUNTANTS

Vancouver, British Columbia

April 7, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by significant uncertainties, related to continuing operations, such as those referred in Note 1 to the consolidated financial statements.  Our report to the shareholders dated April 7, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainties in the auditors’ report when the uncertainties are adequately disclosed in the consolidated financial statements.

CERTIFIED GENERAL ACCOUNTANTS

Vancouver, British Columbia

April 7, 2004

#

900 – 1200  Burrard Street, Vancouver, B.C. V6Z 2C7

TEL: 604.688-1910  FAX: 604.682-2368  WEB: www.jonesrichards.com

*PROFESSIONAL CORPORATIONS

EXETER RESOURCE CORPORATION CONSOLIDATED BALANCE SHEETS (Expressed in Canadian Dollars)
	December 31,
	2003	2002
ASSETS
Current Assets
Cash	$ 608,056	$ 21,389
Cash in trust (Note 15a)	2,876,980	-
Accounts receivable	4,478	-
Goods and services tax recoverable	6,210	1,532
Deferred share issue costs (Notes 11b and 11e)	26,969	-
	3,522,693	22,921
Investment (Notes 2 and 6)	-	34,800
Property, Plant and Equipment (Notes 2 and 7)	27,386	3,801
Mineral Properties, including deferred cost (Notes 2 and 8)	971,389	-
Incorporation Costs	-	187
	$ 4,521,468	$ 61,709

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$ 35,759	$ 24,204
Due to related parties (Note 9)	104,073	124,725
	139,832	148,929

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share Capital (Note 10)	8,354,399	6,439,547
Share Subscription Advances (Note 15a)	2,876,980	26,232
Contributed Surplus	91,127	-
Deficit	(6,940,870)	(6,552,999)
	4,381,636	(87,220)
	$ 4,521,468	$ 61,709

Approved on Behalf of the Board:

“Yale Simpson”	“Douglas Scheving”
Director	Director

#

The accompanying notes are an integral part of these financial statements.

EXETER RESOURCE CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS (Expressed in Canadian Dollars)
	Year Ended December 31,
	2003	2002	2001
		(Note 16)	(Note 16)
ADMINISTRATION COSTS:
Accounting and audit	$ 16,642	$ 8,256	$ 5,570
Amortization	2,958	1,360	1,874
Bad debt (Note 11i)	17,764	-	-
Bank charges	1,313	1,877	761
Consulting	10,970	-	-
Legal fees	42,470	24,334	13,473
Management fees	51,031	77,432	75,349
Office and miscellaneous	2,161	2,253	2,187
Rent	12,398	19,537	20,625
Stock exchange listing and filing fees	23,344	8,216	3,245
Telecommunications	2,751	13,981	17,191
Transfer agent	5,233	4,286	2,908
Travel and promotion	15,069	13,896	18,077
	204,104	175,428	161,260
Interest income	(2,362)	(104)	(496)

LOSS BEFORE OTHER ITEMS	201,742	175,324	160,764

OTHER ITEMS:
Loss on sale and write-down of marketable securities	-	283,540	221,292
Loss on disposal of property, plant and equipment	3,801	-	-
Loss on write-off of mineral properties (Note 8e)	40,835	-	-
Stock-based compensation (Note 10)	95,555	-	-
Loss (gain) on conversion of foreign currencies	(6,348)	392	(1,172)
Property examination costs	49,661	1,500	-
NET LOSS FOR THE YEAR	$ 385,246	$ 460,756	$ 380,884

Loss per share	$ (0.09)	$ (0.38)	$ (0.32)

Weighted average number of shares outstanding	4,505,764	1,200,994	1,200,994

#

The accompanying notes are an integral part of these financial statements.

EXETER RESOURCE CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in Canadian Dollars)
	Year Ended December 31,
	2003	2002	2001
OPERATING ACTIVITIES:
Net loss for the year	$ (385,246)	$ (460,756)	$ (380,884)
Adjustments:
Amortization	2,958	1,360	1,874
Bad debt	17,764	-	-
Incorporation costs included in legal expense	187	-	-
Loss on sale and write-down of marketable securities	-	283,540	221,292
Loss on disposal of property, plant and equipment	3,801	-	-
Loss on write-off of mineral properties	40,835	-	-
Stock-based compensation	95,555	-	-
Loss (gain) on conversion of foreign currencies	(6,348)	392	(1,172)
	(230,494)	(175,464)	(158,890)
Changes in non-cash working capital items:
Accounts receivable	(4,478)	-	55,016
Goods and services tax recoverable	(4,678)	(638)	818
Prepaid expenses	-	-	409
Accounts payable and accrued liabilities	201,197	16,952	828
Due to related parties	(38,416)	72,248	(81,929)
	(76,869)	(86,902)	(183,748)
FINANCING ACTIVITIES:
Issue of share capital for cash	1,177,893	-	-
Share issue costs	(40,968)	-	-
Deferred share issue costs	(26,969)	-	-
Share subscription advances	2,876,980	26,232	-
	3,986,936	26,232	-
INVESTING ACTIVITIES:
Proceeds on sale of marketable securities	34,800	66,634	187,734
Acquisition costs of property, plant and equipment	(32,532)	-	-
Acquisition costs of mineral properties	(58,578)	-	-
Deferred exploration and development costs, net of amortization and property examination costs	(396,458)	-	-
	(452,768)	66,634	187,734
Gain (loss) on conversion of foreign currencies	6,348	(392)	1,172
INCREASE IN CASH	3,463,647	5,572	5,158
CASH AT BEGINNING OF YEAR	21,389	15,817	10,659
CASH AT END OF YEAR	$ 3,485,036	$ 21,389	$ 15,817
Cash consists of:
Cash	$ 608,056	$ 21,389	$ 15,817
Cash in trust	2,876,980	-	-
	$ 3,485,036	$ 21,389	$ 15,817
SUPPLEMENTAL CASH FLOW INFORMATION (Note 12)

	Issued Share Capital			Total
	Number of Shares	Amount	Share Subscription Advances	Contributed Surplus	Retained Earnings (Deficit)	Shareholders’ Equity (Deficiency)

Balance at December 31, 2000	12,009,939	$ 6,439,547	$	$ -	$ (5,711,359)	$ 728,188
- Net loss for the year	-	-		-	(380,884)	(380,884)
Balance at December 31, 2001	12,009,939	6,439,547		-	(6,092,243)	347,304
- Share consolidation on the basis of one new share for ten old shares	(10,808,945)	-		-	-	-
- Share subscription advances	-	-	26,232	-	-	26,232
- Net loss for the year	-	-		-	(460,756)	(460,756)
Balance at December 31, 2002	1,200,994	6,439,547	26,232	-	(6,552,999)	(87,220)

Additions During the Year:					-
- Private placement financing at $0.15 per unit (unit – one share and one warrant)	350,000	52,500	(26,232)	-	-	26,268
- Finder’s fee at $0.15 per share	17,500	2,625		-	(2,625)	-
- Acquisition of Cognito Limited at $0.15 per share	800,000	120,000		-	-	120,000
- Private placement financing at $0.165 per unit (unit – one share and one warrant)	155,000	25,575		-	-	25,575
- Settlement of debt at $0.165 per share	1,149,343	189,642		-	-	189,642
- Private placement financing at $0.25 per unit (unit – one share and one warrant) net of share issue costs of $31,904	1,290,000	290,596		-	-	290,596
- Acquisition of Estelar Resources Limited at $0.235 per share	1,000,000	235,000		-	-	235,000
- Acquisition of Cognito Limited at $0.25 per share	800,000	200,000		-	-	200,000
- Exercise of stock options at $0.22 per share	60,000	13,200		-	-	13,200
- Contributed surplus allocated on exercise of stock options	-	4,428		(4,428)	-	-
- Private placement financing at $0.53 per unit (unit – one share and one warrant) net of share issue costs of $9,064	1,345,000	703,786		-	-	703,786
- Exercise of share purchase warrants at $0.20 per share	175,000	35,000		-	-	35,000
- Exercise of share purchase warrants at $0.25 per share	170,000	42,500		-	-	42,500
- Share subscription advances	-	-	2,876,980	-	-	2,876,980
- Stock-based compensation	-	-		95,555	-	95,555
- Net loss for the year	-	-		-	(385,246)	(385,246)
Balance at December 31, 2003	8,512,837	$ 8,354,399	$ 2,876,980	$ 91,127	$ (6,940,870)	$ 4,381,636

EXETER RESOURCE CORPORATION CONSOLIDATED SCHEDULES OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS (Expressed in Canadian Dollars)
							Year Ended December 31,
	Cognito Properties	Estelar Properties	MRP Properties	CVSA Properties	Papagallos Properties	Other	2003 Total	2002 Total	2001 Total
EXPLORATION AND DEVELOPMENT COSTS:
Accommodations and meals	$ 17,028	$ 3,447	$ 11	$ 1,363	$ 517	$ 7,383	$ 29,749	-	$ -
Administration and professional	34,587	16,517	100	3,686	1,567	-	56,457	-	-
Amortization	1,744	247	18	75	104	-	2,188	-	-
Assays	3,814	6,872	-	30	28	-	10,744	-	-
Consultants and contractors	95,649	9,241	66	14,588	14,217	30,343	164,104	-	-
Field equipment and supplies	1,740	1,137	40	159	8,487	-	11,563	-	-
Field office and miscellaneous	19,337	10,510	418	3,289	4,169	1,585	39,308	-	-
Geological surveying	19,336	42	-	-	1,771	-	21,149	-	-
Recording fees	4,566	4,626	4,747	24	-	-	13,963	-	-
Travel	25,695	9,062	-	5,507	2,280	10,350	52,894	-	-
Wages and benefits	9,373	22,254	59	6,807	7,695	-	46,188	-	-
	232,869	83,955	5,459	35,528	40,835	49,661	448,307	-	-
Property examination costs	-	-	-	-	-	(49,661)	(49,661)	-	-
TOTAL COSTS INCURRED DURING THE YEAR	232,869	83,955	5,459	35,528	40,835	-	398,646	-	-
BALANCE OF COSTS, BEGINNING OF YEAR	-	-	-	-	-	-	-	-	-
Write-off of costs	-	-	-	-	(40,835)	-	(40,835)	-	-
BALANCE OF COSTS, END OF YEAR	$232,869	$83,955	$5,459	$ 35,528	$ -	$ -	$ 357,811	$ -	$ -

EXETER RESOURCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

(DECEMBER 31, 2002)

(DECEMBER 31, 2001)

1.

NATURE OF BUSINESS AND CONTINUED OPERATIONS

Exeter Resource Corporation (the “Company”) is incorporated under the laws of British Columbia, Canada and is primarily engaged in the acquisition, exploration and development of mineral properties located in Argentina.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.  The continued operations of the Company and the recoverability of the amount shown for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.

Deferred Costs

The Company is in the exploration stage with respect to its investment in natural resource properties and accordingly follows the practice of capitalizing all costs related to the exploration project, until such time as the project is put into commercial production, sold or abandoned.  If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis.  If the mineral properties are abandoned, the related capitalized costs are written-off to deficit.

b.

Option Payments

Payments on mineral property option agreements are made at the discretion of the Company and, accordingly, are recorded on a cash basis.

c.

Values

The amounts shown for mineral properties and deferred costs represent costs to date and are not intended to reflect present or future values.

d.

Property Examination Costs

Property examination costs represent the current costs of evaluating the potential merit of mineral properties which have been determined by such examination to have no future value. As no continuing interest is acquired in the evaluated mineral properties, all related costs are expensed in the year incurred.

#

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

e.

Translation of Foreign Currencies

Foreign currencies have been translated into Canadian funds using the temporal method, as follows:

i.

Monetary items, at the rate of exchange prevailing as at the consolidated balance sheet date.

ii.

Non-monetary items, at the historical rate of exchange.

iii.

Deferred exploration, development and administration costs at the period average in which the transaction occurred.

f.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated amortization.  Amortization is calculated at the following annual rates:

Website	Straight-line – 3 years
Computer equipment	Declining balance – 30%
Equipment - Argentina	Straight-line – 10 years
Computer software	Declining balance - 100%
Computer equipment - Argentina	Straight-line – 7 years
Computer software - Argentina	Straight-line – 2 years
Office equipment	Declining balance - 20%

In the year of acquisition, amortization is recorded at one-half the normal rate on assets located in Canada.

a.

Loss per Share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year.

Existing stock options and share purchase warrants have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share are the same.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

h.

Stock-based Compensation

The Company has adopted an incentive stock option plan which is described in Note 10.

Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments” to be applied prospectively.

Under the recommendations, all stock-based awards made to non-employees are measured and recognized using the fair-value method. The standard also encouraged the use of the fair-value method for all awards granted to employees, but only required the use of a fair-value method for direct awards of stock, stock appreciation rights, and awards that call  for settlement in cash or other assets  made to employees. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to, or has the practice of settling in cash are recorded as liabilities. Effective for the fiscal year commencing January 1, 2003, the Company has adopted the fair-value method for all stock-based compensation to employees and consultants, to be applied on a prospective basis.

i.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future income tax assets and liabilities, attributable to temporary timing differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax basis and operating loss carry forwards are measured using enacted or substantially enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted. A valuation allowance is recorded for the portion of the future tax assets for which the Company does not consider it more likely than not that the asset will be realized.

j.

Investment

The investment in Lappland Goldminers AB, a corporation located in Sweden, was recorded at the lower of cost or estimated market value. The investment was recorded at cost if the decline in value was considered temporary.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

k.

Use of Estimates

The preparation of consolidated financial statements, in conformity with Canadian generally accepted accounting principles, requires the Company’s management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements.  Actual results may differ from those estimates.

3.

FINANCIAL INSTRUMENTS

The Company’s consolidated financial instruments consist of cash, cash in trust, accounts receivable, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these consolidated financial instruments.  The fair values of these consolidated financial instruments approximate their carrying value, unless otherwise noted.

4.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the following subsidiaries:

	Incorporation	Percentage of Ownership
Golden Glacier Finance Limited	British Virgin Islands	100%
Estelar Resources Limited	British Virgin Islands	100%
Cognito Limited	British Virgin Islands	100%

5.

INVESTMENTS IN SUBSIDIARIES

a.

Cognito Limited (See Note 11g)

By a Principles of Agreement dated October 27, 2002, a Purchase, Acquisition and Joint Venture Agreement dated January 18, 2003 and an Agreement dated May 2, 2003, the Company acquired a 100% interest in Cognito Limited ("Cognito"), a British Virgin Islands corporation, for consideration of:

For an initial 50% interest:

-

800,000 shares of the Company's capital stock (issued at a price of $0.15 per share).

5.

INVESTMENTS IN SUBSIDIARIES (CONT’D)

a.

Cognito Limited (See Note 11g) (Cont’d)

For the second (remaining) 50% interest:

-

800,000 shares of the Company's capital stock (issued at a price of $0.25 per share); and

-

$25,000 cash (paid).

Direct costs of the acquisition totalled $2,908.

To keep the option in good standing the Company must incur aggregate exploration expenditures of US$3,000,000 as follows:

-

US$150,000 on or before March 6, 2004 (incurred);

-

US$650,000 on or before March 6, 2005;

-

US$1,500,000 on or before March 6, 2006; and

-

US$3,000,000 on or before March 6, 2007.

In addition, upon the expenditure of the US$3,000,000 described above, or the completion of a bankable feasibility study, whichever occurs first, the Company shall make a further payment of either of, at the Company’s election:

-

2,500,000 shares of the Company’s capital stock; or

-

$2,500,000 cash.

Effective July 22, 2003, the Company acquired a 100% interest in Cognito.  At that date the fair value of the assets acquired were as follows:

Mineral properties	$ 347,908

b.

Estelar Resources Limited (See Note 11h)

By an Agreement dated May 2003, the Company acquired a 100% interest in Estelar Resources Limited (“Estelar”), a British Virgin Islands corporation, for consideration of:

-

1,000,000 shares of the Company's capital stock (issued at a price of $0.235 per share).

Direct costs of the acquisition totaled $2,820.

5.

INVESTMENTS IN SUBSIDIARIES (CONT’D)

b.

Estelar Resources Limited (See Note 11h) (Cont’d)

Effective July 22, 2003, the Company acquired a 100% interest in Estelar.  At that date the fair value of the assets acquired were as follows:

Mineral properties	$ 237,820

c.

Golden Glacier Finance Limited

During the current year, the management of the Company resolved to abandon its 100% interest in Golden Glacier Finance Limited (“GGF”).  At the date of disposition, the net assets of GGF and loss on disposition were Nil.  Net loss for the year to date of disposition was $17,764 (2002 - $5,781).

6.

INVESTMENT

	2003	2002
Lappland Goldminers AB (2002 – 207,343 shares; market value $34,800)	$ -	$ 34,800

During the current year, all of the above shares were sold for proceeds of $34,800.

7.

PROPERTY, PLANT AND EQUIPMENT

		Accumulated	Net Book Value
	Cost	Amortization	2003	2002
Website	$ 17,750	$ 2,958	$ 14,792	$ -
Computer equipment	10,667	1,600	9,067	2,290
Equipment – Argentina	3,149	316	2,833	-
Computer software	1,067	1,067	-	1
Computer equipment – Argentina	601	90	511	-
Computer software – Argentina	365	182	183	-
Office equipment	-	-	-	1,510
	$ 33,599	$ 6,213	$ 27,386	$ 3,801

8.

MINERAL PROPERTIES

	Acquisition Costs	Deferred Exploration and Development Costs	Write-down of Capitalized Costs	2003 Total	2002 Total
a. Cognito Properties	$ 375,758	$ 232,869	$ -	$ 608,627	$ -
b. Estelar Properties	237,820	83,955	-	321,775	-
c. MRP Properties	-	5,459	-	5,459	-
d. CVSA Properties	-	35,528	-	35,528	-
e. Papagallos Properties	-	40,835	(40,835)	-	-
	$ 613,578	$ 398,646	$ (40,835)	$ 971,389	$ -

a.

Cognito Properties

The Company may acquire a 100% interest (subject to a 3.5% net smelter return royalty (“NSR”) in the La Cabeza Project (comprised of seven mineral concessions) located in the Mendoza Province of Argentina for consideration of:

-

Cash payments totaling US$525,000 as follows:

-

US$5,000 due December 15, 2002 (paid CAN$7,889);

-

US$15,000 on or before December 15, 2003 (paid CAN$19,961);

-

US$25,000 on or before December 15, 2004;

-

US$35,000 on or before December 15, 2005;

-

US$45,000 on or before December 15, 2006; and

-

US$50,000 on or before December 15 of each year thereafter up to and including December 15, 2014.

b.

Estelar Properties

The Company has acquired a 100% interest in the Quispe, Rosarita and Uspallata Projects (comprised of twenty-one mining concessions) located in the Catamarca and San Juan Provinces of Argentina for consideration of a 2% NSR.

8.

MINERAL PROPERTIES (CONT’D)

c.

MRP Properties

By an Agreement dated October 1, 2003, the Company may acquire a 100% interest (subject to a 2% NSR) in the Agua Nueva, La Ramada and Rosarita South Projects (comprised of forty-five mineral concessions) located in the Mendoza, San Juan and La Rioja Provinces of Argentina for consideration of:

-

Cash payments totaling $440,000 as follows:

-

$5,000 on signing of the Agreement;

-

$7,500 on or before October 1, 2004;

-

$12,500 on or before October 1, 2005;

-

$20,000 on or before October 1, 2006;

-

$25,000 on or before October 1, 2007;

-

$30,000 on or before October 1, 2008;

-

$40,000 on or before October 1, 2009; and

-

$50,000 on or before October 1 of each year thereafter to 2015.

In the event a decision is made to build and operate a mine on any of the Projects, the Company is not obliged to make any remaining option payments subsequent to the date of that decision.

d.

CVSA Properties

By an Exploration and Option Agreement dated December 30, 2003, the Company may acquire a 100% interest (subject to a 2% NSR) in the Cerro Moro, Santa Cruz, Chubut and Rio Negro Projects (comprised of thirty-nine mineral concessions) located in the Santa Cruz, Chubut and Rio Negro Provinces of Argentina for consideration of:

-

Cash payments totaling US$100,000 as follows:

-

US$75,000 on or before March 30, 2004 (subsequently paid); and

-

US$25,000 on or before September 30, 2004.

-

Incurring exploration expenditures totaling US$3,000,000 as follows:

-

US$250,000 on or before December 30, 2004;

-

US$500,000 on or before December 30, 2005;

-

US$750,000 on or before December 30, 2006;

-

US$750,000 on or before December 30, 2007; and

-

US$750,000 on or before December 30, 2008.

8.

MINERAL PROPERTIES (CONT’D)

d.

CVSA Properties (continued)

Once the Company has incurred exploration expenditures of US$3,000,000 on any one of the projects, the vendor retains the right to buy back a 60% interest in that project by paying the company 2.5 times the Company's exploration expenditures on the Project and funding the project to a bankable feasibility study. The vendor may earn an additional 10% interest in the project (for a total 70% interest) by financing the Company's share of mine development costs.  Should the vendor elect not to exercise its back in right, its interest will revert to a 2% NSR on that project.

e.

Papagallos Properties

By an Agreement dated November 1, 2003, the Company may have acquired a 100% interest in the Papagallos Project (comprised of five mineral concessions, of which one was subject to a 2% NSR) located in the Mendoza Province of Argentina for consideration of:

-

Cash payments totaling US$3,500,000 as follows:

-

US$100,000 on or before August 20, 2004;

-

US$550,000 on or before August 20, 2005;

-

US$550,000 on or before August 20, 2006; and

-

US$750,000 on or before August 20 of each year thereafter until US$3,500,000 would have been spent on the project.

The vendor retained the right to buy back a 60% interest in the concessions for a cash payment of US$10,500,000.  In addition, the vendor may have elected to earn an additional 10% interest (for a total 70% interest) in the concessions by funding the Project to a bankable feasibility study. Should the vendor have elected not to exercise its back in right, its interest would have reverted to a 2% NSR.

Subsequent to the year end, the management of the Company resolved to abandon this project, and accordingly, the related capitalized costs have been written-off to deficit.

9.

DUE TO RELATED PARTIES

Amounts due to the President of the Company, the Chairman of the Company, the Secretary of the Company, directors of the Company and corporations controlled by the Vice President, Exploration and the Secretary of the Company are unsecured, accrue no interest and have no specific terms of repayment.

10.

SHARE CAPITAL

The authorized share capital of the Company is 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	2003		2002
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	1,200,994	$ 6,439,547	1,200,994	$ 6,439,547
Issued during the year for:
Cash	3,370,120	1,136,925	-	-
Share subscription advances	174,880	26,232	-	-
Acquisition of subsidiaries	2,600,000	555,000	-	-
Debt	1,149,343	189,642	-	-
Finder’s fee	17,500	2,625	-	-
Contributed surplus allocated	-	4,428	-	-
Balance, end of year	8,512,837	$ 8,354,399	1,200,994	$ 6,439,547

Transactions for the Issue of Share Capital

During the Year Ended December 31, 2003:

a.

The Company completed a private placement financing by the issue of 350,000 units at a price of $0.15 per unit for a total consideration of $52,500, of which $26,232 was received prior to December 31, 2002.  Each unit consists of one share and one share purchase warrant. Each share purchase warrant is exercisable to acquire one additional share at a price of $0.20 per share on or before March 6, 2004, or at a price of $0.23 per share on or before March 6, 2005.

A finder’s fee of 17,500 shares issued at a price of $0.15 per share was paid on this transaction.

b.

The Company completed a private placement financing by the issue of 155,000 units at a price of $0.165 per unit for a total consideration of $25,575. Each unit consists of one share and one share purchase warrant. Each share purchase warrant is exercisable to acquire one additional share at price of $0.22 per share on or before March 31, 2005.

c.

10.

SHARE CAPITAL (CONT’D)

d.

The Company completed a private placement financing by the issue of 1,290,000 units at a price of $0.25 per unit for a net consideration of $290,596 after payment of share issue costs of $31,904. Each unit consists of one share and one share purchase warrant. Each share purchase warrant is exercisable to acquire one additional share at a price of $0.25 per share on or before July 22, 2004.

e.

The Company completed a private placement financing by the issue of 1,345,000 units at a price of $0.53 per unit for a net consideration of $703,786 after payment of share issue costs of $9,064. Each unit consists of one share and one share purchase warrant. Each share purchase warrant is exercisable to acquire one additional share at a price of $0.75 per share on or before October 30, 2005.

f.

The Company issued 2,600,000 shares for the acquisition of subsidiaries as follows: 1,000,000 shares at a price of $0.235 for the acquisition of Estelar Resources Limited as described in Note 5b; and 800,000 shares at a price of $0.15 per share and 800,000 shares at a price of $0.25 per share for the acquisition of Cognito Limited as described in Note 5a.

g.

The Company issued 1,149,343 shares at a price of $0.165 to settle debts totaling $189,642.

h.

The Company issued 60,000 shares at a price of $0.22 per share for a total consideration of $13,200 for the exercise of options.

In addition, an amount totaling $4,428 representing stock-based compensation recognized on vesting of the above stock options has been allocated to share capital.

i.

The Company issued 345,000 shares for the exercise of share purchase warrants as follows: 170,000 shares at a price of $0.25 per share for a total consideration of $42,500; and 175,000 shares at a price of $0.20 per share for a total consideration of $35,000.

During the Year Ended December 31, 2002:

Pursuant to a Special Resolution dated June 10, 2002, the Company consolidated its issued and outstanding share capital on the basis of one new share for ten old shares.  The Company further altered its authorized share capital from 20,000,000 old shares to 100,000,000 new shares. Subsequent to the date of the consolidation there were 1,200,994 issued and outstanding shares.

10.

SHARE CAPITAL (CONT’D)

Stock Option Plan:

Subject to shareholder and regulatory approval the Company has adopted an incentive stock option plan (the “Plan”).  The essential elements of the Plan provide that the aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the plan may not exceed 2,527,567.  Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company’s shares immediately preceding the grant date, less the maximum discount permitted by TSX Venture Exchange Policy), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange. Stock options granted under the Plan are subject to vesting restrictions such that one-quarter of the option shall vest on the award date, and one-eighth shall vest every three months thereafter such that the entire option shall have vested eighteen months after the award date.

A summary of the status of the Company’s stock option plan as of December 31, 2003 and 2002, and changes during the years then ended is as follows:

	2003		2002
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	-	$ -	24,500	$ 1.50
Forfeited/cancelled	-	-	(24,500)	(1.50)
Granted	876,750	0.42	-	-
Exercised	(60,000)	(0.22)	-	-
Options outstanding, end of year	816,750	$ 0.43	-	$ -

At December 31, 2003, the Company had outstanding stock options to acquire 816,750 shares as follows:

Number of Shares		Price	Expiry Date
149,750		$ 0.76	October 23, 2004
167,000		$ 0.22	March 20, 2008
500,000	(1)	$ 0.405	August 15, 2008
816,750

(1)	35,000 options subsequently exercised.

10.

SHARE CAPITAL (CONT’D)

Stock Option Plan (continued):

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2003:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
0.22	167,000	4.22	0.22
0.405	500,000	4.63	0.405
0.76	149,750	0.81	0.76
	816,750	3.85	0.43

Stock-based Compensation:

Effective January 1, 2003, the Company adopted the fair value method of accounting for stock-based compensation awards, to be applied on a prospective basis.  No compensation expense was recognizable in the statement of operations for the years ended December 31, 2002 and 2001, as no stock options were granted.

The fair values of options vested during the year ended December 31, 2003 was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	48.14%
Risk-free interest rate	4.14%
Expected life	2.5 years
Expected dividend yield	0%

Warrants:

At December 31, 2003, the Company had outstanding share purchase warrants exercisable to acquire 2,795,000 shares as follows:

Number		Exercise Price	Expiry Date
175,000		$ 0.20 or	March 6, 2004
		$ 0.23	March 6, 2005
1,120,000	(1)	$ 0.25	July 22, 2004
155,000		$ 0.22	March 31, 2005
1,345,000		$ 0.75	October 30, 2005
2,795,000

#

(1)  295,000 warrants subsequently exercised.

11.

RELATED PARTY TRANSACTIONS

a.

Exploration and development costs totaling $30,000 (2002 - $Nil; 2001 - $Nil) were paid or accrued to the President and CEO of the Company.

b.

Exploration and development costs totaling $6,000 (2002 - $Nil; 2001-$Nil), share issue costs totaling $27,500 (2002 - $Nil; 2001 - $Nil) deferred share issue costs totaling $10,000 (2002 - $Nil; 2001-$Nil) and management fees totaling $4,000 (2002 - $Nil;  2001 - $Nil) were paid or accrued to a corporation controlled by the Chairman of the Company.

c.

Management fees totaling $12,000 (2002 - $39,747; 2001 - $39,349)and rent totaling $4,580 (2002 - $13,687; 2001 - $13,400) were paid or accrued to the former President of the Company and a corporation controlled by the former President of the Company.

d.

Management fees totaling $35,031 (2002 - $36,000; 2001 - $36,000) and rent totaling $5,818 (2002 - $5,850; 2001 - $5,850) were paid or accrued to the Secretary of the Company and a corporation controlled by the Secretary of the Company.

e.

Legal fees totaling $13,316 (2002 – $Nil; 2001 - $Nil), share issue costs totaling $3,750 (2002 - $Nil; 2001 - $Nil) and deferred share issue costs totaling $16,969 (2002 - $Nil; 2001 - $Nil) were paid or accrued to a corporation controlled by a Director of the Company.

f.

Exploration and development costs totaling $78,559 (2002 - $Nil; 2001 - $Nil) were paid or accrued to the Vice President, Exploration.

g.

The President and CEO of the Company was a 50% beneficial owner of Cognito on the effective date of acquisition as described in Note 5a.

h.

The Chairman of the Company was the owner of a 71.3% interest in Estelar on the effective date of acquisition as described in Note 5b.

i.

Bad debts represents amounts due from the former President of the Company which were written-off in the current year.

All of the above transactions above have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

#

12.

SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the years ended December 31, 2003, 2002 and 2001 as follows:

	2003	2002	2001
Non-cash financing activities:
Issue of share capital for:
Acquisition of subsidiaries	$ 555,000	$ -	$ -
Debt	189,642	-	-
Finder’s fees	2,625	-	-
Contributed surplus allocated	4,428	-	-
Share subscription advances	26,232	-	-
Share subscription advances	(26,232)	-	-
	$ 751,695	$ -	$ -
Non-cash investing activities:
Acquisition cost of investment	$ -	$ -	$ (794,000)
Acquisition costs of mineral properties	(555,000)	-	-
	$ (555,000)	$ -	$ (794,000)

13.

SEGMENTED INFORMATION

The Company’s activities are all in the one industry segment of mineral property acquisition, exploration and development.

Property, plant and equipment by geographical segments are as follows:

	Canada	Argentina	Total
December 31, 2003
Property, plant and equipment	$ 23,859	$ 3,527	$ 27,386
Mineral properties, including deferred costs	-	971,389	971,389
	$ 23,859	$ 974,916	$ 998,775

	Canada	Argentina	Total
December 31, 2002
Property, plant and equipment	$ 3,801	$ -	$ 3,801
Mineral properties, including deferred costs	-	-	-
	$ 3,801	$ -	$ 3,801

EXETER RESOURCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

(DECEMBER 31, 2002)

(DECEMBER 31, 2001)

14.

CORPORATE INCOME TAX

The Company has certain resource related deductions and has other losses which are available to be offset against future income in Canada.  The benefits of these losses and deductions are not reflected in these consolidated financial statements.  The realization of these tax benefits in future years will be recorded as an adjustment to the corporate tax provision in the year realized.

15.

SUBSEQUENT EVENTS

a.

The Company completed a private placement financing consisting of 4,000,000 units at a price of $1.00 per unit for a net consideration of $3,768,710, of which $2,876,980 was received prior to December 31, 2003, after payment of share issue costs totaling $231,290. Each unit consists of one share and one-half  of a share purchase warrant.  Each whole share purchase warrant is exercisable to acquire one additional share at a price of $1.35 per share on or before January 21, 2005, except that in the event the closing price of the Company’s share reaches or exceeds $1.75 for a period of ten consecutive trading days, the warrant holders have thirty days to exercise their warrants, or the warrants expire.

In addition, the Company issued 367,000 warrants as finders’ fees on this transaction.  Each warrant is exercisable to acquire one share at a price of $1.35 per share on or before January 21, 2005, except that in the event the closing price of the Company’s share reaches or exceeds $1.75 for a period of ten consecutive trading days, the warrant holders have thirty days to exercise their warrants, or the warrants expire.

b.

The Company granted stock options exercisable to acquire 1,563,000 shares as follows: 75,000 shares at a price of $1.20 per share on or before April 7, 2006; 75,000 shares at a price of $1.50 per share on or before April 7, 2006; 1,278,000 shares at a price of $1.08 per share on or before January 21, 2009; and 135,000 shares at a price of $1.41 per share on or before April 7, 2009.

16.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year’s consolidated financial statement presentation.

#

17.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which conform in all material respects with  United States generally accepted accounting principles and practices (“U.S. GAAP”), except as follows:

(a)

Mineral Properties

Under Canadian GAAP, mineral property acquisition  and exploration expenditures are capitalized until such property is placed into production, sold or abandoned.

Under U.S. GAAP, the recoverability of capitalized mineral property expenditures is generally considered insupportable until a commercially mineable deposit is determined; therefore all mineral property expenditures are expensed as incurred.

a)

Application of U.S. GAAP to Financial Statements

The impact of the application of U.S. GAAP to the Company’s financial statements are summarized as follows:

BALANCE SHEETS	2003	2002	2001
	$	$	$
Assets
Mineral properties under Canadian GAAP	971,389	-	-
Add back write-off of mineral properties under
Canadian GAAP	40,835	-	-
Mineral property expenditures expensed under US GAAP	(1,012,224)	-	-
Mineral properties under U.S. GAAP	-	-	-
Total Assets under U.S. GAAP	3,550,079	61,709	407,033

Shareholders’ Equity
Deficit under Canadian GAAP	(6,940,870)	(6,552,999)	(6,092,243)
Deduct net loss under Canadian GAAP	385,246	460,756	380,884
Add net loss under U.S. GAAP	(1,356,635)	(460,756)	(380,884)
Deficit under U.S. GAAP	(7,912,259)	(6,552,999)	(6,092,243)
Total Shareholders’ Equity (Deficiency) under U.S. GAAP	(3,410,247)	(87,220)	347,304

17.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

STATEMENTS OF OPERATIONS	2003	2002	2001
	$	$	$

Loss for the year under Canadian GAAP	(385,246)	(460,756)	(380,884)
Add back write-off of mineral properties under Canadian GAAP	40,835	-	-
Mineral property expenditures expensed under U.S. GAAP	(1,012,224)	-	-
Net Loss for the year under U.S. GAAP	(1,356,635)	(460,756)	(380,884)

STATEMENTS OF CASH FLOWS	2003	2002	2001
	$	$	$
Operating Activities – decrease in cash under Canadian GAAP	(76,869)	(86,902)	(183,748)
Deduct acquisition cost of mineral properties	(58,578)	-	-
Deduct deferred exploration and development costs, net of amortization and property examination costs	(396,458)	-	-
Operating Activities – decrease in cash under U.S. GAAP	(531,905)	(86,902)	(183,748)

	2003	2002	2001
	$	$	$
Investing Activities – decrease in cash under Canadian GAAP	(452,768)	66,634	187,734
Addback acquisition cost of mineral properties	58,578	-	-
Addback deferred exploration and development costs, net of amortization and property examination costs	396,458	-	-
Investing Activities – increase in cash under U.S. GAAP	2,268	66,634	187,734

17.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

c)

Loss per Share

Under U.S. GAAP, the presentation of both basic and diluted earnings per share (“EPS”) is required for all entities with complex capital structures including a reconciliation of each numerator and denominator.  Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding in the year.  Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common shares and is computed similarly to fully diluted EPS pursuant to previous accounting pronouncements.  These requirements under U.S. GAAP apply equally to loss per share presentations.

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations:

	2003	2002	2001
	$	$	$
Numerator, net loss for the year under U.S. GAAP	(1,356,635)	(460,756)	(380,884)

Denominator: weighted-average number of shares under Canadian GAAP and U.S. GAAP	4,505,764	1,200,994	1,200,994

Basic and diluted loss per share under U.S. GAAP	(0.30)	(0.38)	(0.32)

Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be antidilutive.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2004

(UNAUDITED - PREPARED BY MANAGEMENT)

The attached financial statements have been prepared by management of

Exeter Resource Corporation and not been reviewed by the auditors of the Company.

EXETER RESOURCE CORPORATION CONSOLIDATED BALANCE SHEETS (unaudited – prepared by Management)
	September 30, 2004	December 31, 2003
ASSETS
Current Assets
Cash and cash equivalents	$ 1,877,963	$ 608,056
Cash in trust	-	2,876,980
Accounts receivable	25,193	4,478
Taxes Receivable
Goods and Services Tax - Canada	21,624	6,210
Value Added Tax – Argentina	156,703
Prepaid Expenses		-
Deferred share issue costs	-	29,969
	$ 2,081,483	$ 3,522,693
Property, Plant and Equipment (Note 2)	124,326	27,386
Mineral Properties, including deferred costs (Note 3)	2,797,370	971,389
	$ 5,003,179	$ 4,521,468

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$ 78,571	$ 35,759
Due to related parties	26,175	104,073
	$ 104,076	$ 139,832

SHAREHOLDERS’ EQUITY
Share Capital (Note 4)	$ 12,390,278	$ 8,354,399
Share Subscription Advances	-	2,876,980
Contributed Surplus	304,320	91,127
Deficit	(7,795,495)	(6,940,870)
	4,899,103	4,381,636
	$ 5,003,179	$ 4,521,468

Nature of business and continued operations (Note 1)

Subsequent events (Note 8)

On Behalf of the Board:

“Bryce Roxburgh”	“Yale Simpson”
Director	Director

The accompanying notes are an integral part of these financial statements.

#

EXETER RESOURCE CORPORATION

EXETER RESOURCE CORPORATION CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT (unaudited – prepared by Management)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003

ADMINISTRATION COSTS:
Accounting and audit	$2,000	$ 724	16,971	$ 2,167
Amortization	26,782	246	32,056	741
Bank charges	1,640	527	3,591	744
Financial and administrative services	31,847	8031	136,548	35,031
Finders Fees		21,250		21,250
Investor relations	52,197	119	117,061	2,296
Legal fees	14,705	3,218	48,205	3,302
Management fees	12,000		30,000
Office and miscellaneous	3,408	221	8,124	490
Rent	6,969	1,430	13,103	7,655
Shareholder Information	12,660		15,123
Stock exchange listing and filing fees	252	4,726	40,272	17,273
Telecommunications	2,395	392	5,632	1,567
Transfer agent	1,412	1,589	9,562	4,337
Travel and promotion	(6,603)		44,025	335
	$ 161,664	$ 42,443	$ 520,273	$ 97,188
Interest income	(13,166)	(579)	(38,563)	(1,053)

LOSS BEFORE OTHER ITEMS	$ 148,498	$ 41,894	$ 481,710	$ 96,135

OTHER ITEMS:
Loss on write-off of mineral properties			88,664	17,764
Stock-based compensation (Note 4)	55,439		217,949
Loss on conversion of foreign currencies	6,590	2,772	8,497	2,772
Property examination costs	30,612	40	57,805	11,904
NET LOSS FOR THE PERIOD	242,496	44,706	$ 854,625	128,575
DEFICIT AT BEGINNING OF PERIOD	$7,552,999	$6,636,868	$ 6,940,870	$6,552,999
DEFICIT AT END OF PERIOD	$7,795,495	$6,681,574	$7,795,495	$6,681,574

Loss per share	$ (.02)	$ (.01)	$ (.06)	$ (0.02)

The accompanying notes are an integral part of these financial statements.

EXETER RESOURCE CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited – prepared by Management)
	Three Months Ended September 30,		Nine Months Ended September30,
	2004	2003	2004	2003
OPERATING ACTIVITIES:
Net loss for the period	$ (242,426)	$ (44,706)	$ (854,625)	$(128,575)
Adjustments:
Amortization	26,782	1,447	32,056	1,942
Loss on write-off of mineral properties		-	88,664
Stock-based compensation	55,439	-	217,949	-
Loss on conversion of foreign currencies	6,590	-	8,497	-
	(153,615)	(43,259)	(507,459)	(126,633)
Changes in non-cash working capital items:
Accounts receivable	(2,450)	-	(20,715)	-
Goods and services tax recoverable	(75,942)	(2,448)	(172,117) (172,117)	(3,667)
Accounts payable and accrued liabilities	(49,380)	(15,212)	42,812	26,117
Due to related parties	(65,906)	(15,207)	(77,898)	46,350
	(193,678)	(64,816)	(735,377)	(57,833)
FINANCING ACTIVITIES:
Issue of share capital for cash	156,781	335,699	1,390,226	413,775
Share issue costs	-	-	(236,083 (236,083)	-
Share Subscription Advances	-	(303,750)	-	(26,232)
	156,781	31,949	1,154,153	329,710
INVESTING ACTIVITIES:
Proceeds on sale of marketable securities	-	-	-	34,800
Acquisition costs of property, plant and equipment	262	(11,217)	(128,996)	(11,217)
Acquisition costs of mineral properties	(32,823)	(178,714)	(142,757)	(297,605)
Deferred exploration and development costs, net of amortization and property examination costs	(675,135)	-	(1,731,053)	-
	(707,696)	(189,931)	(2,002,806)
Loss on conversion of foreign currencies	(6,590)	-	(8,497)	-
INCREASE (DECREASE) IN CASH	(923,148)	(234,108)	(1,592,537)	55,678
CASH AT BEGINNING OF PERIOD	2,801,111	311,175	3,485,036	21,389
CASH AT END OF PERIOD	$ 1,877,963	$ 77,067	$ 1,877,963	$ 77,067

SUPPLEMENTAL CASH FLOW INFORMATION (Note 6)

The accompanying notes are an integral part of these financial statements.

EXETER RESOURCE CORPORATION

CONSOLIDATED SCHEDULES OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS

FOR THE NINE MONTHS ENDED September 30, 2004

(unaudited – prepared by Management)

#

EXETER RESOURCE CORPORATION

EXPLORATION AND DEVELOPMENT COSTS BY PROPERTY:	Cognito Limited	Estelar Resources	Minero Rio de La Plata	CVSA Option	MIM Argentina Option	Generative
	La Cabeza	Dolores El Salado Llanos Ricos Quispe Rosarita	Agua Nueva La Ramada Rosarita South	Cerro Morro Chubut Rio Negro Santa Cruz	Papagallos		TOTAL Sept 30 2004	TOTAL Sept 30 2003
Accommodations and meals	$ 33,242	12		44,110	3,001	8,139	$ 89,504	$ 10,497 -
Assays	81,402	231		31,236	6,675		119,544	3,889
Consultants and contractors rtization	158,072	2,974		119,953	17,138	22,425	320,562	58,835
Drilling	425,064			134,924			559,988
Engineering	23,071			1,446			24,517
Field equipment, repair and supplies	172,647	355		43,465	11,458	828	228,752	-7,670
Field office and miscellaneous	48,290	335		21,269	4,355	8,277	82,526	18,462
Geological surveying, mapping Field office and miscellaneous	68,483	725		22,606	32,643	3,651	128,108	7,647
Legal and title	5,032	1395		46,304			52,731	8,534
Travel	15,789	19		16,942	419	11,739	45,205	33,012
Wages and Benefits	73,328	1499		29,504	12,975	2,746	120,052	33,581
Vehicle rental, fuel and repairs							-
Wages and benefits
	1,103,419	7,544		572,261	88,664	57,805	1,829,693	182,127
Property examination costs						(57,805)	(57,805)	-
TOTAL COSTS INCURRED DURING THE PERIOD							$ 1,771,888	$ 182,127
BALANCE OF COSTS, BEGINNING OF PERIOD	232,869	83,955	5,459	35,528	-	-	357,811	-
	$1,336,288	$ 91,499	$ 5,459	$ 607,789	$ -	$ -	$ 2,129,699	$ 182,127
Write-off of costs	-	-	-	-	(88,664)	-	(88,664)	-
BALANCE OF COSTS, END OF PERIOD	$1,336,288	$ 91,499	$ 5,459	$ 607,789	$ -	$ -	$ 2,041,035	$ 182,127

The accompanying notes are an integral part of these financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2004

(unaudited – prepared by Management)

1.

NATURE OF BUSINESS AND CONTINUED OPERATIONS

Exeter Resource Corporation (the “Company”) is incorporated under the laws of British Columbia, Canada and is primarily engaged in the acquisition, exploration and development of mineral properties located in Argentina.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.  The continued operations of the Company and the recoverability of the amount shown for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production.

The interim consolidated financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited consolidated financial statements for the year ended December 31, 2003, except that they do not include all note disclosures required for annual audited consolidated financial statements. It is suggested that the interim consolidated financial statements be read in conjunction with the annual audited consolidated financial statements.

2.

PROPERTY, PLANT AND EQUIPMENT

			Net Book Value
	Cost	Accumulated Amortization	September 30, 2004	December 31, 2003
Office Equipment – Argentina	$ 938	$ 204	$ 731	$ -
Office Equipment – Canada	5,178	346	4,832	-
Website	25,898	8,414	17,484	14,792
Computer equipment – Canada	14,613	3,788	10,825	9,067
Equipment & vehicles – Argentina	109,490	23,741	85,749	2,833
Computer equipment – Argentina	5,790	1,623	4,167	511
Computer software	688	453	235	183
	$ 162,595	$ 38,269	$ 124,026	$ 27,386

3.

MINERAL PROPERTIES

	September 30, 2004
	Acquisition Costs	Deferred Exploration and Development Costs	Write-down of Capitalized Costs	2004 Total
Cognito Properties	$ 375,758	$ 1,336,288	$ -	$ 1,712,046
Estelar Properties	237,820	91,499	-	329,319
MRP Properties	-	5,459	-	5,459
CVSA Properties	142,757	607,789	-	750,546
Papagallos Properties	-	88,664	(88,664)	-
	$ 756,335	$ 2,129,699	$ (88,664)	$ 2,797,370

EXETER RESOURCE CORPORATION

#

3.

MINERAL PROPERTIES  (CONT’D)

	December 31, 2003
	Acquisition Costs	Deferred Exploration and Development Costs	Write-down of Capitalized Costs	2003 Total
Cognito Properties	$ 375,758	$ 232,869	$ -	$ 608,627
Estelar Properties	237,820	83,955	-	321,775
MRP Properties	-	5,459	-	5,459
CVSA Properties	-	35,528	-	35,528
Papagallos Properties	-	40,835	(40,835)	-
	$ 613,578	$ 398,646	$ (40,835)	$ 971,389

4.

SHARE CAPITAL

The authorized share capital of the Company is 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	September 30, 2004		December 31, 2003
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period/year	8,512,837	$ 8,354,399	1,200,994	$ 6,439,547
Issued during the period/year for:
Cash:
Warrants exercised	1,120,000	280,000	345,000	77,500
Options exercised	35,000	14,175	60,000	13,200
Private placement	1,123,020	859,968	2,965,120	1,046,225
Share subscription advances	2,876,980	2,876,980	174,880	26,232
Acquisition of subsidiaries	-	-	2,600,000	555,000
Debt	-	-	1,149,343	189,642
Finder’s fee	-	-	17,500	2,625
Contributed surplus allocated	-	4,756	-	4,428
Balance, end of period/year	13,667,837	$ 12, 390,278	8,512,837	$ 8,354,399

Transactions for the Issue of Share Capital

During the Nine Months Ended September 30, 2004:

a)

The Company completed a private placement financing consisting of 4,000,000 units at a price of $1.00 per unit for a net consideration of $3,736,948, of which $2,876,980 was received prior to December 31, 2003, after payment of share issue costs totalling $263,052. Each unit consists of one share and one-half of a share purchase warrant.  Each whole share purchase warrant is exercisable to acquire one additional share at a price of $1.35 per share on or before January 12, 2005, except that in the event the closing price of the Company’s share reaches or exceeds $1.75 for a period of ten consecutive trading days, the warrant holders have thirty days to exercise their warrants, or the warrants expire.

4.

SHARE CAPITAL  (CONT’D)

In addition, the Company issued 367,700 warrants as finders’ fees on this transaction.  Each warrant is exercisable to acquire one share at a price of $1.35 per share on or before January 21, 2005, except that in the event the closing price of the Company’s share reaches or exceeds $1.75 for a period of ten consecutive trading days, the warrant holders have thirty days to exercise their warrants, or the warrants expire.

b)

The Company issued 35,000 shares at a price of $0.405 per share for a total consideration of $14,175 pursuant to the exercise of options.

In addition, an amount totalling $4,756 representing stock-based compensation recognized on vesting of the above stock options was allocated to share capital.

c)

The Company issued 1,120,000 shares pursuant to the exercise of 1,120,000 share purchase warrants at a price of $0.25 per share for a total consideration of  $280,000.

Stock Option Plan:

The Company has adopted an incentive stock option plan (the “Plan”).  The essential elements of the Plan provide that the aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the plan may not exceed 2,576,567.  Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company’s shares immediately preceding the grant date, less the maximum discount permitted by TSX Venture Exchange Policy), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange. Stock options granted under the Plan are subject to vesting restrictions such that one-quarter of the option shall vest on the award date, and one-eighth shall vest every three months thereafter such that the entire option shall have vested eighteen months after the award date.

A summary of the status of the Company’s stock option plan as of September 30, 2004 and December 31, 2003, and changes during the period/year then ended is as follows:

	2004		2003
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, Beginning of period/year	816,750	$ 0.43	-	$ -
Forfeited/cancelled	-	$1.08	-	-
Granted	1,738,000	1.13	876,750	0.42
Exercised	(35,000)	(0.405)	(60,000)	(0.22)
Options outstanding, End of period/year	2,519,750	$0.91	816,750	$ 0.43

4.

SHARE CAPITAL (CONT’D)

At September 30, 2004, the Company had outstanding stock options to acquire 2,519,750 shares as follows:

Number of Shares	Exercise Price	Expiry Date
149,750	$ 0.76	October 23, 2004
75,000	$1.20	April 7, 2006
75,000	$1.50	April 7, 2006
100,000	$1.20	May 1, 2006
167,000	$ 0.22	March 20, 2008
465,000	$ 0.405	August 15, 2008
1,278,000	$ 1.08	January 21, 2009
135,000	$1.41	April 7, 2009
40,000	$0.90	June 14, 2009
35,000	$0.85	June 21, 2009
2,519,750

Stock-based compensation:

Effective January 1, 2003, the Company adopted the fair value method of accounting for stock-based compensation awards, to be applied on a prospective basis.  The fair values of options vested during the nine months ended September 30, 2004 was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	30.72%
Risk-free interest rate	3.62%
Expected life	2.45 years
Expected dividend yield	0%

Warrants:

At September 30, 2004, the Company had outstanding share purchase warrants exercisable to acquire 4,402,700 shares as follows:

Number		Exercise Price	Expiry Date
175,000		$ 0.23	March 6, 2005
155,000		$ 0.22	March 31, 2005
1,345,000		$ 0.75	October 30, 2005
2,367,700	(2)	$ 1.35	January 12, 2005
360,000	(2)	$ 1.35	November 8, 2006
4,402,700

                 (2)  In the event the closing price of the Company’s share reaches or exceeds $1.75 for a period of ten consecutive trading days, the warrants must be exercised within thirty days or they expire.

5.

RELATED PARTY TRANSACTIONS

a)

Exploration and development fees totalling $72,650 (2003 - Nil) were paid or accrued to a corporation of which the President and CEO of the Company is a principle.

b)

Management fees of $20,250 (2003 – 18,000) and rent of $488 (2003- $1,925) were paid or accrued to a corporation controlled by the former Secretary of the Company.

c)

Legal fees of $44,763 (2003 – Nil) and share issue costs of $12,560 (2003 – Nil) were paid or accrued to a corporation controlled by a Director of the Company.

d)

Exploration and development fees of $90,537 (2003 – Nil) were paid or accrued to a corporation of which the Vice-President, Exploration is a consultant.

e)

Exploration and development fees of $3,000 (2003 – Nil), share issue costs of $3,000 (2003 – Nil) and management fees of $30,000 (2003 – Nil) were paid to the Chairman of the Company or a corporation controlled by him.

f)

    Rent and office expenses of $10,600 (2003 – Nil) to a corporation related by a common director.

g)

Financial administration fees of $9,969 (2003 – Nil) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company.

All of the above transactions were in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

6.

SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the periods ended September 30, 2004 and  2003 as follows:

	2004	2003
Non-cash financing activities:
Issue of share capital for:
Acquisition of subsidiaries	$ -	$ 120,000
Contributed surplus allocated	4,756	-
Share subscription advances	2,876,980	26,232
Share subscription advances	(2,876,980)	(26,232)
	$ 4,756	$ 120,000
Non-cash investing activities:
Acquisition costs of mineral properties	$ -	$ (120,000)

7.

SEGMENTED INFORMATION

The Company’s activities are all in the one industry segment of mineral property acquisition, exploration and development.

Following is a summary of property, plant and equipment by geographical segments:

	Canada	Argentina	Total
September 30, 2004
Property, plant and equipment	$ 33,679	$ 90,647	$ 124,326
Mineral properties, including deferred costs	-	2,797,370	2,797,370
	$ 33,679	$ 2,888,017	$ 2,921,696

	Canada	Argentina	Total
December 31, 2003
Property, plant and equipment	$ 23,859	$ 3,527	$ 27,386
Mineral properties, including deferred costs	-	971,389	971,389
	$ 23,859	$ 974,916	$ 998,775

8.

SUBSEQUENT EVENTS

a)

Subject to regulatory and TSX Venture Exchange approvals, the Company granted to directors and consultants 175,000 incentive options at an exercise price of $1.00.  The options will expire on October 8, 2006 and are subject to a four-month trading hold period expiring February 8, 2005.

b)

On November 8, 2004, the Company closed a non-brokered private placement of 1,400,000 units at a price of $1.00 per unit for gross proceeds of $1,400,000.  Each unit consists of one common share and one warrant to purchase one additional chare at a price of $1.35 for two years.  A portion of this sale was funded by the proceeds of an arranged sale of 1,150,000 shares at a price of $1.05 per share through the facilities of the TSX Venture Exchange, by sellers that included certain Directors of the Company.  Cash finders fees of $60,000 were paid by the Company.  The securities represented by this placement are subject to a four month trading hold period that will expire on March 19, 2005.  The net proceeds of this financing will be used to fund the exploration and development of the Company’s properties in Argentina and for working capital.

9.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which conform in all material respects with  United States generally accepted accounting principles and practices (“U.S. GAAP”), except as follows:

(a)

Mineral Properties

Under Canadian GAAP, mineral property acquisition and exploration expenditures are capitalized until such property is placed into production, sold or abandoned.

Under U.S. GAAP, the recoverability of capitalized mineral property expenditures is generally considered insupportable until a commercially mineable deposit is determined; therefore all mineral property expenditures are expensed as incurred.

b)

Application of U.S. GAAP to Financial Statements

The impact of the application of U.S. GAAP to the Company’s financial statements are summarized as follows:

BALANCE SHEETS

	September 31, 2004			December 31, 2003
	Balance, Canadian GAAP	Adjustments	Balance, US GAAP	Balance, Canadian GAAP	Adjustments	Balance, US GAAP
ASSETS
Current Assets	$ 2,081,483	$ -	$2,081,483	$3,522,693	$ -	$3,522,693
Property, Plant and Equipment	124,326	-	124,326	27,386		27,386
Mineral Properties	2,797,370	(2,797,370)	-	971,389	(971,389)	-
	$5,003,179	$(2,797,370)	$ 2,205,809	$ 4,521,468	(971,389)	$3,550,079

SHAREHOLDERS’ EQUITY
Shareholders’ Equity	$4,899,103	$(2,797,370)	$ 2,101,733	$4,381,636	$(971,389)	$3,410,247

STATEMENTS OF OPERATIONS

	Nine Months Ended September 30, 2004	Year Ended December 31, 2003

Loss for the period, Canadian GAAP	$ (854,625)	$ (385,246)
Add back write-off of mineral properties under Canadian GAAP	88,664	40,835
Mineral property expenditures expensed under U.S. GAAP	(1,914,645)	(1,012,224)

Net Loss for the period under U.S. GAAP	(2,680,606)	(1,356,635)

STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30, 2004	Year Ended December 31, 2003

Operating Activities – decrease in cash under Canadian GAAP	$ (507,459)	$ (76,869)
Deduct acquisition cost of mineral properties	(142,757)	(58,578)
Deduct deferred exploration and development costs, net of amortization and property examination costs	(1,731,053)	(396,458)

Operating Activities – decrease in cash under U.S. GAAP	(2,381,269)	(531,905)

Investing Activities – decrease in cash under Canadian GAAP	$ (2,002,806)	$ (452,768)
Add back acquisition costs of mineral properties	142,757	58,578
Add back deferred exploration and development costs, net of amortization and property examination costs	1,731,053	396,458

Investing Activities – increase (decrease) in cash under U.S. GAAP	(128,996)	2,268

c)           Loss per Share

Under U.S. GAAP, the presentation of both basic and diluted earnings per share (“EPS”) is required for all entities with complex capital structures including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding in the year.  Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common shares and is computed similarly to fully diluted EPS pursuant to previous accounting pronouncements.  These requirements under U.S. GAAP apply equally to loss per share presentations.

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations:

	Nine Months Ended September 30, 2004	Year Ended December 31, 2003

Net Loss for the period under U.S. GAAP	$ (2,680,606)	$ (1,356,635)

Weighted-average number of shares outstanding under Canadian and U.S. GAAP	13,083,392	4,505,764

Basic and diluted loss per share under U.S. GAAP	(0.19)	(0.30)

Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be antidilutive.

Mineral Properties and Deferred Exploration Costs

In March 2002, the Emerging Issues Committee of the CICA issued EIC 126 - “Accounting by Mining Enterprises for Exploration Costs” which affects mining companies with respect to the deferral of exploration costs. EIC 126 refers to CICA Handbook Section 3061 “Property, Plant and Equipment”, paragraph .21 which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC 126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC 126 also sets forth the Committee’s consensus that a mining enterprise in the exploration stage is not required to consider the conditions regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, if an enterprise has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property it is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in CICA Handbook Section 3061 in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required.  The Company considers that exploration costs have the characteristics of property, plant and equipment and, accordingly, defers such costs. Furthermore, pursuant to EIC 126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless certain conditions exist.

Under U.S. GAAP, exploration costs are not considered to have the characteristics of property, plant and equipment and accordingly are expensed prior to the Company determining that proven or provable mineral reserves exist, after which time all such costs are capitalized.

Stock-based Compensation

Under United States GAAP, Statements of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”) encourages, but does not require, companies to establish a fair market value based method of accounting for stock-based compensation plans. Effective January 1, 2003, the Company elected to follow the fair value method of accounting for stock-based compensation.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Exeter Resource Corp.

Registrant

Dated:  February 28, 2005                        Signed: /s/ Yale Simpson

                                                                                       Bryce Roxburgh

                                                                                       Chairman and Director